PART II – OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these shares has been filed with the U.S. Securities and Exchange Commission (the “Commission”). Information contained in this preliminary offering circular is subject to completion or amendment. These shares may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This preliminary offering circular shall not constitute an offer to sell or a solicitation of an offer to buy or sell any of these shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a final offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the final offering circular or the offering statement in which such final offering circular was filed may be obtained.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Preliminary Offering Circular dated August 2, 2017

SACK LUNCH PRODUCTIONS, INC.

2,400,000 shares of Series E Convertible Preferred Stock

This is an initial public offering of our Series E Convertible Preferred Stock (the “Series E Preferred Stock”). The offering price is $ 5.00 per share.

The offering consists of 2,400,000 shares of Series E Preferred Stock (the “Offering Shares”). None of our existing shareholders, nor any of our officers, directors or affiliates is selling any securities in this offering.

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In the event all of the Offering Shares are sold, we may, in our discretion, sell up to 400,000 additional newly issued shares of Series E Preferred Stock (“Additional Shares”) in the offering.

There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering. The offering will commence within two calendar days after this offering circular has been qualified by the Commission. See “Plan of Distribution” on page 11.

Although our common stock is quoted on the OTC-Pink (symbol “SAKL”), there has been a very limited trading market in our common stock, and it is not anticipated that an active market will develop as a result of this offering. See “Risk Factors” beginning on page 5 and “Plan of Distribution” on page 11. As of July 28, 2017, the last reported sales price of our common stock was $0.011. No shares of Series E Preferred Stock have been issued prior to the Offering. There is no market for our Series E Preferred Stock and it is not anticipated that an active market will develop as a result of this offering.

See “Risk Factors” beginning on page 5 of this offering circular for a discussion of information that should be considered in connection with an investment in such securities.

The Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are being offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

	Price Per Share	Selling Agents’ Discounts and Commissions(1)(2)	Proceeds to Our Company(2)
Offering Shares	$5.00	$1,960,000	$12,040,000

(1)	We do not have any agreement in place with a selling agent. These expenses are estimated at 14% of the Offering price based on our observation of standard market prices.
(2)	Assumes that all of the Shares offered are sold and we have not taken advantage of our option to sell any Additional Shares as described herein.

__________________

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We plan to market this offering to potential investors through our officers or we may engage broker-dealers and selling agents. This offering will terminate on [______], 2017, subject to extension for up to ninety (90) days, in our sole discretion (the offering period, as extended, being referred to as the “Offering Period”). We may hold an initial closing on any number of Offering Shares at any time during the Offering Period and thereafter may hold one or more additional closings during the Offering Period. We will close on proceeds based upon the order in which they are received. With respect to Additional Shares, however, we may accept or reject orders in our sole discretion. We will consider various factors in determining the timing of any additional closings following the initial closing, including the amount of proceeds received at the initial closing and any prior additional closings. See “Plan of Distribution” on page 11.

We may decide to extend the offering, close the offering early, or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction. See “Plan of Distribution” on page 11.

This is a Regulation A+ Tier 2 offering.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements. As a smaller reporting company within the meaning of Rule 405, we are following the Form S-1 disclosure requirements for smaller reporting companies. This offering circular is intended to provide the information required by Part I of Form S-1.

_______, 2017

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TABLE OF CONTENTS

PART II – OFFERING CIRCULAR1

SUMMARY1

RISK FACTORS5

USE OF PROCEEDS10

PLAN OF DISTRIBUTION11

DETERMINATION OF OFFERING PRICE12

DILUTION13

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND

RELATED STOCKHOLDER MATTERS14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS15

BUSINESS19

MANAGEMENT27

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT28

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR33

INDEPENDENCE33

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE QUALIFIED34

INTERESTS OF NAMED EXPERTS AND COUNSEL35

PROPERTIES36

LEGAL PROCEEDINGS36

FINANCIAL STATEMENTS38

PART III - EXHIBITS86

SIGNATURES87

“Slide The City™, Lantern Fest™, Color Me Rad 5K™, The Dirty Dash™, Trike Riot™.” and related names are trademarks owned by Sack Lunch Productions, Inc. (“Sack Lunch“). Solely for our convenience, trademarks and trade names referred to in this offering circular may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this offering circular is the property of its respective holder.

You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information.

The information in this offering circular assumes that all of the Shares offered are sold and we have not taken advantage of our option to sell any Additional Shares as described herein.

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Unless otherwise stated in this offering circular, “we,” “us,” “our,” “our company” or “Sack Lunch” refers to Sack Lunch Productions, Inc. and our predecessor operations.

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SUMMARY

This summary highlights certain information appearing elsewhere in this offering circular. For a more complete understanding of this offering, you should read the entire offering circular carefully, including the risk factors and the financial statements.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements pertaining to our future financial and/or operating results, future events, or future developments may constitute forward-looking statements. The statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project,” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of our management, of which many are beyond control. These are subject to a number of risks, uncertainties, and factors, including but not limited to those described in disclosures. Should one or more of these risks or uncertainties materialize, or should underlying expectations not occur or assumptions prove incorrect, actual results, performance, or achievements of the Company may (negatively or positively) vary materially from those described explicitly or implicitly in the relevant forward-looking statement. We neither intend, nor assume any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Overview

We are an action-oriented events and entertainment company providing immersive experiences that bring families, friends and communities together through corporate hosted and managed events across the U.S. and Canada. In addition, we operate globally through a proven franchise system. We own, operate, and hold exclusive rights or an equity interest in well-branded events including Slide The City™, Lantern Fest™, Color Me Rad 5K™, The Dirty Dash™, and our newest event series, Trike Riot™.

We generate revenue primarily from selling admission to our unique community-building events and activities, franchise agreements, corporate sponsorship as well as the sale of health and beauty products and services.

Our History

On April 20, 1987, Sack Lunch Productions, Inc. was incorporated under the laws of the State of Colorado. On October 5, 2000 we merged with a Nevada corporation with the same name, and later changed our state of incorporation to Utah. Green Endeavors, Inc., a Utah corporation, was originally organized as Jasper Holdings.com, Inc. We currently hold 82% of Green Endeavor’s shares of common stock and have voting control of 99% of the total outstanding votes. We currently own 100% of Lantern Fest Productions, Inc., Slide the City Productions, Inc., Color Me Rad Productions, Inc., Trike Riot Productions, Inc., The Dirty Dash Productions, Inc., Wasatch Capital Corporation, Downtown Development Corporation and Diversified Management Services, Inc.   On March 31, 2017, we entered into a purchase agreement with an unrelated, 3rd party, for the sale of 100% of the issued and outstanding shares of common stock of Redline Entertainment, Inc. and WG Productions, Inc., formerly our film distribution and movie production business, for 50,000 shares of SAKL Series A preferred stock held by the buyer.

Our Products and Services

Admission Tickets

We generate revenue from selling admission to our events. For the year ended December 31, 2016, event admissions accounted for approximately 74% or our revenue. We maintain an online presence including social media to promote advanced sales and provide guests convenience and easy entry.

Franchise Agreements

We generate revenue through fees associated with our branded franchise systems, Slide the City and Color Me Rad. In accordance with our franchise agreements, all franchisees pay fees including lump sum franchise fees, development fees, equipment and asset fees, royalty fees, installment plan fees, deposit fees, advertising fees, local advertising cooperative fees, on-site consultation fees, annual state renewal fees, transfer fees, late charges, testing or supplier approval fees, default and indemnity fees, audit fees, interim management fees, system non-compliance fees. In addition, franchisees purchase trademarked products, services, event assets, event supplies, event equipment, and promotional items from us.

Corporate Sponsorships and Strategic Alliances

We create and maintain long-term corporate sponsorship and strategic alliances with leading companies and brands. Utilizing a combination of strategic, international, national and local opportunities that allow businesses to reach customers through our events, we add significant brand marketing value and drive mutual business gains. Our corporate sponsors during 2015 and 2016 included, among others, Sprite, Sony, Nestle, Nivea, CBS, Razer, GoPro, Uber, Aaape, Vita Coco, and Hong Kong Airlines. During 2016 sponsorship and advertising generated approximately 2% of our total revenue.

Health and Beauty Services and Products

Green Endeavors, Inc., a subsidiary, provides a wide range of upmarket health and beauty services and Aveda products targeted at a high-end clientele. For the year ended December 31, 2016, the sale of health and beauty services and products accounted for 23% of our revenue.

Competitive Strengths

Driving dynamic innovation that capitalizes on the power of nostalgia, we believe our events tap into an intrinsic need to revisit the wonder and awe of childhood experiences and a desire to share these traditions with the next generation. We believe our competitive strengths to be our unique blend of entertainment and event promotion that targets an underserved millennial demographic. Utilizing both corporate managed events and a franchise model to garner a large market share, our scalable business model allows us to expand worldwide. With proven operating experience and an impressive list of corporate sponsors, our high-profile events effectively increase publicity through positive media coverage and generate revenue through admission sales and franchise agreements.

Our strategy is to grow and innovate through the initiatives listed below:

•Maintain and utilize a database of millions of potential participants;

•Expand and utilize our social media followers and reach to procure sponsors and participants;

•Create new, innovative events that appeals to both new and existing participants;

•Increase our brand offerings through acquisitions that contribute substantially to short and long-term growth; and

•Expand into new geographic markets.

We believe our focus on franchise growth and the continued acquisition of branded events will increase shareholder value as we continue to grow our revenue, earnings and cash flow. With over 200 projected corporate and franchise events worldwide in 2018 that optimize our cost structure, we believe we will continue to strengthen our core operations as we expand into additional global markets.

Each of these events incorporates quality vendors that provide live music, food and drinks to service the festivities. These events, which are entertainment and not sporting events, attract a wide and diverse attendance from all age groups and especially appeal to families and young people.

The Offering

Securities offered and price per share:	Up to 2,800,000 shares of Series E Preferred Stock, at $5.00 per share (“Shares”).

Best efforts offering

There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering. If all the Offering Shares are sold in the offering, we will have the option to sell up to 400,000 additional newly issued shares in the offering in our discretion (“Additional Shares”).  Our directors and officers shall be entitled to purchase Shares in the offering.

Securities outstanding prior to this offering

202,094,444 shares of common stock

503,750 shares of Series A Preferred Stock

14,750,000 shares of Series B Preferred Stock

360,233 shares of Series C Preferred Stock

40,000 shares of Series D Preferred Stock

Securities outstanding after this offering

202,094,444 shares of common stock

503,750 shares of Series A Preferred Stock

14,750,000 shares of Series B Preferred Stock

360,233 shares of Series C Preferred Stock

40,000 shares of Series D Preferred Stock

2,400,000 shares of Series E Preferred Stock(1)

Use of proceeds:	See “Use of Proceeds” beginning on page 10.

Risk factors:	Investing in our preferred and common stock involves a high degree of risk. See “Risk Factors” beginning at page 5.

(1)If we sell the Additional Shares, 2,800,000 shares of Series E Preferred Stock will be outstanding after the offering.

Corporate Information

Our principal executive offices are located at 59 West 100 South Salt Lake City, Utah 84101, telephone: 801–575–8073 Ext.111. Our principal website is www.sacklunchproductions.com. Our common stock is quoted on the OTC Markets and trades under the symbol “SAKL.”

We file annual, quarterly and special reports and other information with OTC Markets. Our filings with the OTC Markets site are available to the public on otcmarkets.com. Those filings are also available to the public on, or accessible through, our website for free via the “Investor Info” section at www.sacklunchproductions.com.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this offering circular, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our business is highly sensitive to changes in consumer preferences.

We believe that consumers are often looking for new ways to remain active as well as be entertained.   We must be able to constantly adapt our events to changing technologies and preferences for exercise and entertainment.  Our events are generally meant to appeal to a sense of nostalgia which is ever changing depending on the segment of the population we are targeting.  We must be able to appeal to newer generations by creating themes, colors, music and activities that meet current consumer preferences whatever those preferences may be.  Some of our events may not be appealing to attend multiple times without adequately varying the experience from season to season.  If we cannot adequate brand, modify, innovate or improve our events with themes and activities that are in alignment with changes in consumer preferences, we may be unable to attract participants, which would have a negative impact on revenues.

We may not be able to attain profitability without additional funding, which may be unavailable.

We have limited capital resources.  Unless we begin to generate sufficient revenues from our business to finance operations as a going concern, we may experience liquidity and solvency problems.  Such liquidity and solvency problems may force us to go out of business if additional financing is not available.  We have no intention of liquidating.  In the event our cash resources are insufficient to continue operations, we intend to raise additional capital through offerings and sales of equity or debt securities.  In the event we are unable to raise sufficient funds, we will be forced to go out of business and will be forced to liquidate.  A possibility of such outcome presents a risk of complete loss of investment in our common stock.

We face intense competition in the live events industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

Our business is in a highly competitive industry, and we may not be able to maintain or increase our current revenue due to such competition. The live event industry competes with other forms of entertainment for consumers’ discretionary spending and within this industry we compete with sporting events, charity races, music performers and other live events. We face competition from other promoters and venue operators. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential artists. Our competitors may develop services, advertising options or venues that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is possible that new competitors may emerge and rapidly acquire significant market share.

Other variables that could adversely affect our financial performance by causing unfavorable fluctuations in operating costs which we may be unwilling or unable to pass through to our customers include:

•Competitors’ offerings that may include more favorable terms than we offer in order to obtain agreements for new venues or ticketing arrangements or to obtain events for the venues they operate;

•Technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive entertainment alternatives than we or other entertainment providers currently offer, which may lead to a reduction in attendance at our events;

•Other entertainment options available to our audiences that we do not offer;

•General economic conditions which could cause our consumers to reduce discretionary spending;

•Unfavorable changes in labor conditions which may require us to spend more to retain and attract key employees; and

•Unfavorable shifts in population and other demographics which may cause us to lose audiences as people migrate to markets where we have a smaller presence, or which may cause sponsors to be unwilling to pay for sponsorship and advertising opportunities if the general population shifts into a less desirable age or geographical demographic from an advertising perspective.

The occurrence of any of such variables leading to an adverse effect on our financial performance could adversely affect our business, financial condition and results of operations.

There is the risk of personal injuries and accidents in connection with our events, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our events, causing a decrease in our revenue.

There are inherent risks involved with our events. As a result, personal injuries and accidents have, and may, occur from time to time, which could subject us to claims and liabilities for personal injuries. Incidents in connection with our events at any of our venues could also result in claims, reducing operating income or reducing attendance at our events, which could cause a decrease in our revenue. While we maintain insurance policies that provide coverage within limits that are sufficient, in management’s judgment, to protect us from material financial loss for personal injuries sustained by persons at our venues or events or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

Our business and the success of our events depend on our ability to secure venues that we do not own, and if we are unable to do so on acceptable terms, or at all, our events may be moved to less desirable venues or cancelled, in each case adversely affecting our results of operations.

The events that we produce depend upon our ability to lease venues or obtain certain government permits and approvals from third parties over which we have no control. We may be unable to secure these venues and the necessary leases, permits or approvals. Our ability to reserve certain venues depends on a number of factors, including national and local business conditions, competition with other events and changes to local laws and ordinances.

Our Lantern Fest® events are subject to extra review and regulation due to the use of fire and airborne lanterns in the events.

There are a number of states that have adopted laws prohibiting the release of sky lanterns under any condition. Drought and other events causing a high level of fire danger can also lead to government officials prohibiting the release of sky lanterns. During 2016 the Federal Aviation Administration (FAA) created an Aviation Rulemaking Committee to develop recommendations regarding rules on the “safe operation of “… unmanned free balloons, fireworks, sky lanterns…”  Engineering reports prepared by the Company indicated that based on the short burn time of the fuel cells in the sky lanterns used by Lantern Fest® the maximum elevation and disbursement of the lanterns is limited and allow for the safe use of the lanterns within guidelines used in our operations. However, government regulations may prohibit or limit our ability to conduct Lantern Fest® events and adversely impact our income.

Our operations are seasonal and the occurrence of certain events during our peak times could have a negative impact on our results of operations.

Our special events operations are highly seasonal. Most of our events are in the summer. If certain events arise during these events, attendance may drop resulting in a reduction of revenue. The occurrence of any of the following events could adversely impact the success of the events we sponsor and our results of operations:

•Adverse weather conditions, including drought conditions;

•Terrorist acts;

•Competitive sporting events; and

•Other entertainment events.

Activities or conduct, such as illegal drug use, at our events may expose us to liability, cause us to lose business licenses or government approvals, result in the cancellation of all or a part of an event or result in adverse publicity.

We are subject to risks associated with activities or conduct, such as drug use at our events or venue that are illegal or violate the terms of our business licenses. Illegal activities or conduct at any of our events or venues may result in negative publicity, adverse consequences (including illness, injury or death) to the persons engaged in the illegal activity or others, and litigation against us. We have developed policies and procedures aimed at ensuring that the operation of each event is conducted in conformance with local, state and federal laws. Additionally, we have a ‘‘no tolerance’’ policy on illegal drug use in or around our events, and we continually monitor the actions of participants, guests, customers and our employees to ensure that proper behavioral standards are met. However, such policies, no matter how well designed and enforced, cannot provide absolute assurance that the policies’ objectives are achieved. Because of the inherent limitations in all control systems and policies, there can be no assurance that our policies will prevent deliberate acts by persons attempting to violate or circumvent them. The consequences of these acts may increase our costs, result in the loss or termination of certain business relationships, result in our inability to get the necessary permits and locations for our events, or lead to the cancellation of all or part of an event. These consequences may also make it more difficult for us to obtain or retain sponsorships, lower consumer demand for our events, subject us to liability claims, divert management’s attention from our business and make an investment in our securities unattractive to current and potential investors. These outcomes could have the effect of lowering our revenue, profitability and/or our stock price.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

Heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at reasonable rates, including coverage for acts of terrorism and weather-related property damage. We have material investments in future and recurring events, which are located in or near major cities and which hold events typically attended by a large number of participants, guests and customers.

These operational, geographical and situational factors, among others, may result in significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits with deductibles that we believe to be reasonable. We have 7 lawsuits pending in which we, or our one of our subsidiaries, are named as a defendant. We currently pay over $160,000 in insurance premiums annually to address these risks. We cannot assure that future increases in insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, thereby possibly impacting our operating results and growth.

We cannot guarantee that our insurance policy coverage limits, including insurance coverage for property, casualty, liability and business interruption losses and acts of terrorism, would be adequate under the circumstances should one or multiple events occur at or near any of our events, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot guarantee that adequate coverage limits will be available, offered at reasonable rates, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting our existing events or any one or more of our future events could have a material adverse effect on our financial position and future results of operations if asset damage and/or company liability were to exceed insurance coverage limits or if an insurer were unable to sufficiently or fully pay our related claims or damages.

We face risks associated with security breaches or cyber-attacks.

We face risks associated with security breaches or cyber-attacks of our computer systems or those of our third-party representatives, vendors, and service providers. Our sales are conducted online. If we are unable to complete sales through our online sales platforms, our sales will be adversely impacted. In addition, we rely on advertising through email and social media. If our accounts are compromised, it will limit our ability to reach our audience and adversely impact our sales. Although we have implemented security procedures and controls to address these threats, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. If our systems, or systems owned by third parties affiliated with our company, were breached or attacked, the proprietary and confidential information of our company and our customers could be disclosed and we may be required to incur substantial costs and liabilities, including the following: expenses to rectify the consequences of the security breach or cyber-attack; liability for stolen assets or information; costs of repairing damage to our systems; lost revenue and income resulting from any system downtime caused by such breach or attack; loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack; increased costs of cyber security protection; costs of incentives we may be required to offer to our customers or business partners to retain their business; and damage to our reputation. In addition, any compromise of security from a security breach or cyber-attack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

Our ability to operate effectively could be impaired if we were to lose the services of key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success is substantially dependent on the continued availability of our key management and technical personnel. Several of our key management personnel have been with us throughout most of our history and have substantial experience with our business and technology. If one or more of our key management personnel leaves us and we are unable to find a replacement with the combination of skills and attributes necessary to execute our business plan, it may have an adverse impact on our business. Our success will also depend, in part, on our ability to attract and retain additional qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally.

Risks Relating to the Securities Markets and Ownership of Our Common Stock

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to obtain financing on unfavorable terms to us.

We may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds from third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for our product candidates, or grant to others the rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which our common stock is traded and other applicable securities rules and regulations.  Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources.  Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting.  In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required.  As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations.  We may need to hire additional employees to comply with these requirements, which will increase our costs and expenses.

In addition, we also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting the year following our first annual report required to be filed with the SEC.  When required, such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.  If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this offering circular, we have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation. In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

USE OF PROCEEDS

If we sell Shares for aggregate gross proceeds of $12,000,000 (or $14,000,000 if we sell the Additional Shares) our net proceeds (after our estimated other offering expenses of $1,680,000 or $1,960,000) will be $10,320,000 (or $12,040,000 if we sell the Additional Shares). We intend to use these net proceeds as follows:

•$2,064,000 to repay amounts owed to TCA Global Credit Master Fund, L.P.;

•$1,861,086  to repay certain notes payable (defined below); and

•the remainder will be used for working capital and other general corporate purposes.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

Upon completion of this offering, we will be required to pay the outstanding debt and accrued interest to TCA Global Credit Master Fund, L.P.  Additionally, in all but the 25% scenario below, we will pay, (i) the outstanding principle balance and any accrued interest related to certain convertible notes payable, $455,995, (ii) the outstanding principle balance and any accrued interest related to certain notes payable, $1,311,388, and (iii) the outstanding principle balance and any accrued interest related to certain related party notes payable, $93,703.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Shares (based on an offering amount of $12,000,000).

Assumed Percentage of Shares Sold	100%	75%	50%	25%
Price to public	$12,000,000	$9,000,000	$6,000,000	$3,000,000
Selling agent commissions	840,000	630,000	420,000	210,000
Othering offering expenses	840,000	780,000	720,000	660,000
Net proceeds	$10,320,000	$7,590,000	$4,860,000	$2,130,000

Repayment of Notes	$3,925,086	$3,925,086	$3,925,086	$2,064,000
Working capital	6,394,914	3,664,914	934,914	66,000
Total use of proceeds	$10,320,000	$7,590,000	$4,860,000	$2,130,000

We have estimated our offering expenses based on prices we have observed in other similar offerings.

PLAN OF DISTRIBUTION

The Shares and Additional Shares are being sold through our executive officers. We may also engage broker-dealers or selling agents to sell the Shares and Additional Shares. We have not yet engaged anyone else to sell Shares and Additional Shares in this offering.

This is an offering of 2,400,000 shares of our Series E Preferred Stock issued by the Company. None of our officers, directors, or affiliates is selling any securities in this offering.

We will have the option to sell up to 400,000 Additional Shares, if all of the Offering Shares have been sold in the offering. There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering.

If we do engage a broker-dealer or selling agent, we will arrange for the sale of securities to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the securities. Any third party we engage may sell some of the Offering Shares and Additional Shares through selected dealers.

The offering price of the Offering Shares and Additional Shares was determined by us. This determination was done without reference to our book value or asset values or by the application of any customary, established models for valuing companies or securities. Accordingly, the offering price may not be indicative of any amounts you might receive should you seek to sell your shares or should there be a liquidation of our company. In addition, such prices are not necessarily indicative of any prices at which our securities may trade, or any value that might be ascribed to our company after the completion of the offering. See “Dilution” on page 13.

Our officers and directors shall be entitled to purchase Offering Shares in the offering. Any such purchases shall be conducted in compliance with the applicable provisions of Regulation M.

Procedures for Subscribing

We will hold an initial closing on any number of Offering Shares at any time during the Offering Period when we determine and thereafter may hold one or more additional closings until we determine to cease having any additional closings during the Offering Period. We will close on proceeds based upon the order in which they are received. We will consider various factors in determining the timing of any additional closings following the initial closing, including the amount of proceeds received at the initial closing and any prior additional closings.

We may decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction.

Prior to this offering, there has been no public market for our common stock or our Series E Preferred Stock. Our common stock is quoted on the OTC Markets under the symbol “SAKL.” As of July 28, 2017, the last reported sales price of our common stock was $0.011. No shares of Series E Preferred Stok have been issued prior to the Offering. There is no market for out Series E Preferred Stock and it is not anticipated that an active market will develop as a result of this offering.

Discounts, Commissions and Expenses

We shall be responsible for and pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the Shares and Additional Shares to be sold in the offering with the SEC and the filing of the offering materials with the OTC Markets, as applicable; (b) all fees and expenses relating to the registration or qualification of the Offering Shares (and any Additional Shares); as required under the “blue sky” laws, including the fees of counsel selected by us; (c) the costs of all mailing and printing of the offering documents; (d) fees and expenses of the transfer agent for such shares; (e) our road show expenses; (f) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives; and (g) any fees or commissions we may incur if we engage a broker-dealer or selling agent to market the offering.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the lead selling agent that would permit a public offering of the securities offered by this offering circular in any jurisdiction where action for that purpose is required. The securities offered by this offering circular may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction outside of the U.S., except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this offering circular comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this offering circular. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this offering circular in any jurisdiction in which such an offer or a solicitation is unlawful.

DETERMINATION OF OFFERING PRICE

The offering price of the Offering Shares and Additional Shares was determined by us. This determination was done without reference to our book value or asset values or by the application of any customary, established models for valuing companies or securities. Accordingly, the offering price may not be indicative of any amounts you might receive should you seek to sell your shares or should there be a liquidation of our company. In addition, such prices are not necessarily indicative of any prices at which our securities may trade, or any value that might be ascribed to our company after the completion of the offering.

DILUTION

The difference between the offering price per share of our Series E Preferred Stock in this offering and the Pro Forma As Adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the total number of outstanding shares of common stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

As of December 31, 2016, on an Actual basis and a Pro Forma basis, our net tangible book value is as follows (based on offering amount of $14,000,000 or 2,800,000 shares):

	Actual	Pro Forma
Net Book value	$ (3,735,834)	$ 8,304,166
Less: (intangibles assets)	(846,666)	(846,666)
Net tangible book value	$ (4,582,500)	$ 7,457,500

Total common shares outstanding - Pro Forma		1,349,341,152

Net tangible book value per common share - Pro Forma		$ 0.006

After giving effect to the sale of the Shares and Additional Shares in this offering, on a Pro Forma As Adjusted basis, our net tangible book value would be $7,457,500, or $.005 per common share, after deducting selling agents’ discounts, commissions, a non-accountable expense allowance and expenses of this offering totaling approximately $1,720,000. This represents an immediate increase in Pro Forma As Adjusted net tangible book value of $.033 per share to our existing stockholders and an immediate dilution of $4.994 per share to investors purchasing shares in this offering.

The following table illustrates the dilution to new investors on a per-share basis (based on offering amount of $14,000,000 or 2,800,000 shares):

Offering price per share		$5.00
Pro Forma net tangible book value per share before this offering	$(0.028)
Increase in Pro Forma As Adjusted net tangible book value per share attributable to investors purchasing shares in this offering	0.033
Pro Forma As Adjusted net tangible book value per share after this offering		0.006
Dilution in Pro Forma As Adjusted net tangible book value per share to investors in this offering		$4.994

The following table sets forth information with respect to our existing stockholders and the new investors (based on offering amount of $14,000,000 or 2,800,000 shares) as follows:

	Shares Purchased (all series of Preferred stock fully converted)		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	$
Existing stockholders	360,809,553	37%	$8,921,709	43%	$ 0.02
New investors	609,756,098	63%	12,000,000	57%	$ 5.00
Total	970,565,651	100%	$20,921,709	100%

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No established public trading market exists for our common stock, and there can be no assurance that a public trading market for our common stock will develop. Our common stock is quoted on the OTC Markets trading platform (www.otcmarkets.com), specifically the OTC Pink marketplace, under the trading symbol “SAKL.” Although we are quoted on the OTC Pink platform, this trading market lacks the depth, liquidity, and orderliness necessary to maintain a liquid market. The OTC Pink prices are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

The following table sets forth the quarterly high and low sale prices of our common stock for the two most recent fiscal years as reported on the OTC Pink trading platform:

Fiscal Quarter Ended	High	Low
June 30, 2017	0.035	0.01
March 31, 2017	0.03	0.002
December 31, 2016	0.057	0.02
September 30, 2016	0.096	0.0285
June 30, 2016	0.15	0.0757
March 31, 2016	0.129	0.04
December 31, 2015	0.0989	0.013
September 30, 2015	0.025	0.005
June 30, 2015	0.015	0.0018
March 31, 2015	0.0176	0.005

As of July 5, 2017, we had 202,094,444 shares of common stock issued and outstanding and there are approximately 57 stockholders of record.

We have never declared or paid cash dividends on our common stock.  We anticipate that in the future we may be in a position to do so and will make modifications as needed.

We currently have no equity compensation plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The current operations of Sack Lunch Productions, Inc. (“SAKL” or the “Company”) consist of two principal areas: (1) the entertainment events operated under the Slide the City™® Color Me Rad™®, Dirty Dash™® and Lantern Fest®™ divisions of the Company and (2) the operation of Landis Lifestyle Salons through SAKL’s ownership interest in Green Endeavors, Inc. (“GRNE”).

The following discussion examines our results of operations and financial condition based on our consolidated financial statements for the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016 and 2015.

Results of Operations

Revenue

Three Months ended March 31, 2017 and 2016

Gross revenues for the three months ended March 31, 2017, were $1,231,569 as compared to $1,297,203 for the same period in 2016. The decrease in revenue for the period ended March 31, 2017 compared with the same period in 2016 was $65,634, or 5.06%, was primarily due to a decrease in franchise and royalty fees of $145,700.  The company has scheduled events later in the season in 2017 which will result in revenues being recognized later in the calendar year in 2017 versus 2016.

Years ended December 31, 2016 and 2015

Gross revenues for the years ended December 31, 2016, were $14,841,029 as compared to $10,472,854 for the same period in 2015. The increase in revenue for the year ended December 31, 2016 compared with the same period in 2015 was $4,368,175, or 41.71%, is primarily due to an increase of $3,842,304 in event revenue, Color Me Rad and Dirty Dash event companies were purchased in the second half of 2015, and an increase of $361,804 in salon services and offset by a decrease in franchise and royalty revenue of $710,002, reflecting our shifting focus to company owned events.

Costs and Expenses

Three Months ended March 31, 2017 and 2016

Costs of revenue for the period ended March 31, 2017, decreased to $2,287,268 from $2,377,345 for the comparable period in 2016, a decrease of $90,077 or 3.79%. The decrease was primarily attributable to a reduction in staff resulting in savings of $123,523 in salaries and wages over the comparable period in 2016.

Depreciation and amortization expense for the period ended March 31, 2017, increased to $128,827 from $124,067.

Years ended December 31, 2016 and 2015

Costs of revenue for the year ended December 31, 2016, increased to $16,612,875 from $11,375,495 for the year ended December 31, 2015 an increase of $5,237,380 or 46.04%. The increase over the comparable annual period is primarily attributable to an increase in the number of Events held in 2016 over 2015

Depreciation and amortization expense for the year ended December 31, 2016, increased to $500,485 from $359,205.

Other Expenses, net

Three Months ended March 31, 2017 and 2016

Other net expenses for the period ended March 31, 2017, were $109,703 compared to $632,565 in the comparable period in 2016, a decrease of $522,862 or 476%. The decrease in other net expenses over the comparable period was primarily due to a gain on sale of subsidiaries of $807,372, a decrease in interest expense of $292,056 netted against an increase on loss on the settlement of debt of $649,788.  The loss on settlement of debt was a result of selling a portion of the TCA Global note to a third party.

Years ended December 31, 2016 and 2015

Other net expenses for the year ended December 31, 2016, were $1,415,227 compared to $671,432 for the year ended December 31, 2015, an increase of $743,795 or 110%. The increase over the comparable annual period was due to a $2,167,129 loss on the settlement of debt as a result of the note with TCA Global being rewritten because of additional $440,000 borrowing.  The new note called for the advisory fees under the original note to be wrapped into the principle of the replacement note.  Additionally, other net expenses increased as a result of an increase in interest expense which was $1,569,805 for the year ended December 31, 2016 compared to $679,968 for the same period in 2015, an increase of $889,837 or 130%.  The increase interest expense was the result of interest on the TCA Global note which was recorded for the complete year of 2016 versus the last quarter in 2015.

Net Income (Loss)

Three Months ended March 31, 2017 and 2016

Net loss for the period ended March 31, 2017, were $1,165,402 compared to a loss of $1,712,707 for the comparable period in 2016, a decrease of $547,305 or 31.9%. The decrease in loss was primarily due to a gain on the sale of subsidiaries of $807,372 offset by a decrease in interest expenses of $292,056.

Years ended December 31, 2016 and 2015

Net loss for the year ended December 31, 2016, were $3,187,073 compared to a loss of $1,574,073 for the year ended December 31, 2015, an increase of $1,613,000 or 102%. The increase in loss was primarily due to a loss on settlement of debt in the amount of $2,167,129 versus a gain on settlement of debt in 2015 of $110,220. The loss on settlement of debt was one-time non-cash charge.

Liquidity and Capital Resources

Working Capital

As of March 31, 2017 and December 31, 2016

We had a working capital deficit of $7,738,293 as of March 31, 2017.

	For the Period Ended
Working Capital	Mar-17	Dec-16	Variance	%
Total Current Assets	$2,246,458	$2,223,236	$23,222	1.04
Total Current Liabilities	9,984,751	8,574,122	1,410,629	16.45
Working Capital Deficit	$(7,738,293)	$(6,350,886)	$(1,387,407)	21.85

Current liabilities increased primarily due to an increase in deferred revenues resulting from advanced ticket sales for events, an increase in convertible notes financing and related derivative liabilities. We expect to fully realize all deferred revenue by the end of the fiscal year.

As of December 31, 2016 and 2015

We had a working capital deficit of $6,350,886 and $4,036,513 as of December 31, 2016 and 2015, respectively.

	For the Period Ended December 31,
Working Capital	2016	2015	Variance	%
Total Current Assets	$2,223,236	$2,890,042	$(666,806)	(23.07)
Total Current Liabilities	8,574,122	6,926,555	1,647,567	23.79
Working Capital Deficit	$(6,350,886)	$(4,036,513)	$(2,314,373)	57.34

Current assets decreased primarily due to a reduction in inventory balances related to the selloff of obsolete event inventory items at a discount.  Current liabilities increased primarily due to the amortization of debt discount related to the TCA note.

Cash Flows from Operating Activities

Cash flows from operating activities include net income, adjusted for certain non-cash charges, as well changes in the balances of certain assets and liabilities.

Three Months ended March 31, 2017 and 2016

Net cash provided by operating activities for the period ended March 31, 2017, was $143,111 as compared to $204,225 for the comparable period in 2016. A major contributing factor to the decrease in cash provided by operating activities over the comparable period was a $1,055,785 decrease in deferred revenues offset by a non-cash $807,372 gain in sale of subsidiary.

Years ended December 31, 2016 and 2015

Net cash used by operating activities for the year ended December 31, 2016, was $134,181 as compared to $1,608,928 for the year ended December 31, 2015. The decrease in cash used by operating activities over the comparable periods is primarily due to a $2,105,528 increase in derivative fair value adjustment.

We expect to increase cash provided by operating activities over the next twelve months by executing the individual business strategies of our subsidiaries.

Cash Flows from Investing Activities

Three Months ended March 31, 2017 and 2016

Cash flow used in investing activities for the period ended March 31, 2017, was $147,940 as compared to $99,830 for the comparable period in 2016. The increase in cash flows used in investing activities is primarily due to disposal of subsidiaries that held restricted cash in escrow for third parties.

Years ended December 31, 2016 and 2015

Cash flow used in investing activities for the year ended December 31, 2016, was $146,042 as compared to $414,243 for the year ended December 31, 2015. The decrease in cash flows used in investing activities is primarily due to a decrease in the purchase of property, plant, and equipment.

We expect to continue our investing activities, including purchasing both property and equipment for an additional salon location and making both short and long-term equity investments.

Cash Flows from Financing Activities

Three Months ended March 31, 2017 and 2016

Cash flows used in financing activities for the period ended March 31, 2017, was $262,273 as compared to $55,573 for the comparable period in 2016. The increase in cash used by financing activities is primarily due to an increase in payments on notes issued in prior periods.

Years ended December 31, 2016 and 2015

Cash flows provided in financing activities for the year ended December 31, 2016, was $409,886 as compared to $2,155,343 for the year ended December 31, 2015. The decrease in cash provided by financing activities is primarily due to an increase in payments on notes issued in prior periods.

Other Factors Affecting Liquidity and Capital Resources

We have insufficient current assets to meet our current liabilities resulting in negative working capital of $7,738,293 as of March 31, 2017.  We expect to fully realize $1,500,999 in deferred revenues which will decrease our working capital deficit by the same amount. Historically, we have funded our cash needs from a combination of revenues, management of accounts payable and accrued expenses, sales of equity, and debt transactions. Since we are not currently realizing net cash flows from our business, we may need to seek financing to continue our operations. Prospective sources of funding could include shareholder loans, equity sales or loans from other sources though no assurance can be given that such sources would be available or that any commitment of support is forthcoming to date. However, if we are successful in this offering, we expect to pay off our debt and have sufficient funds for the next 12 months.

We do not intend to pay cash dividends in the foreseeable future.

Impact of Inflation

We compensate some of our salon employees with percentage commissions based on sales they generate. Accordingly, this provides us certain protection against inflationary increases, as payroll expense is a variable cost of sales. In addition, we may increase pricing in our salons to offset any significant increases in wages and cost of services provided. Therefore, we do not believe inflation has had a significant impact on the results of our operations.

Off Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements.

BUSINESS

Overview

We are an action-oriented events and entertainment company providing immersive experiences that bring families, friends and communities together through corporate hosted and managed events across the U.S. and Canada. In addition, we operate globally through a proven franchise system. We own, operate, and hold exclusive rights or an equity interest in well-branded events including Slide The City™, Lantern Fest™, Color Me Rad 5K™, The Dirty Dash™, and our newest event series, Trike Riot™.

In addition to our branded events, we have built a stable portfolio of diversified operations established in burgeoning markets that include segments in entertainment, health and beauty, and real estate industries.

We generate revenue primarily from selling admission to our unique community-building events and activities, franchise agreements, corporate sponsorship as well as the sale of health and beauty products and services.

Our principal executive offices are located at 59 West 100 South Salt Lake City, Utah 84101, telephone: 801–575–8073 Ext.111. Our principal website is www.sacklunchproductions.com. Our common stock is quoted on the OTC Markets and trades under the symbol “SAKL.”

Our Business

Taking full advantage of a thriving special events industry and bringing with it a sense of unity and community pride, our portfolio of branded events include:

Slide the City™

Slide the City is a family friendly slip-n-slide water party event. In 2017, we scaled back the number of events and plan to change our strategy in 2018

Color Me Rad™

Color Me Rad is a popular 5K run where participants complete an entertaining course teeming with color stations, eventually culminating in a polychromatic party with music and food.

Lantern Fest™

Lantern Fest organizes sky lantern events where participants light lanterns, endow them with hopes and wishes for the future, and in a grand-scale release them to the sky in an extraordinary communal display.

The Dirty Dash™

The Dirty Dash is a fun run incorporating a muddy obstacle course that caters to a runner’s inner child.

Trike Riot™

Our newest event, Trike Riot, is set to launch in 2017. With an estimated $90 in average revenue per participant and over 2,000 anticipated participants, this event is sure to evoke childhood memories and ignite interest in family fun. Trike Riot provides a unique experience in cities throughout the United States.  We close down city streets and give participants the opportunity to cruise on three wheels around the city—going over obstacles or just cruising.   All this fun culminates at the finish line where there are food trucks, live music, and people showing off their skills. We have partnered with Razor® to present the Trike Riot events and provide trikes for participants.

Green Endeavors, Inc.

We currently hold 82% of the total issued and outstanding shares of common stock and through preferred stock, 99% of the total outstanding votes of Green Endeavors, Inc., a company operating in the health and beauty industry. Providing a stable revenue base for us, this segment operates two Aveda Lifestyle Salons and an Aveda retail store. Green Endeavors delivers a wide range of upmarket health and beauty products and services targeted at a high-end clientele. The Landis Lifestyle Salon brand, mission, and highly skilled staff bring quality and excellence to the Utah salon market, consistently outperforming other high-end boutique salons year after year. Green Endeavors generated $3.4M of revenue in 2016. Going forward, revenue is expected to remain stable at approximately $3M annually. Green Endeavors is publicly traded on the OTC Pink Market under the symbol “GRNE.”

Our Products and Services

Admission Tickets

We generate revenue from selling admission to our events. For the year ended December 31, 2016, event admissions accounted for approximately 74% of our revenue. We maintain an online presence including social media to promote advanced sales and provide guests convenience and easy entry. Approximately 95% of our admission tickets sales are made online.

Franchise Agreements

We generate revenue through fees associated with our branded franchise systems in Slide The City and Color Me Rad. In accordance with our franchise agreements, all franchisees pay fees including lump sum franchise fees, development fees, equipment and asset fees, royalty fees, installment plan fees, deposit fees, advertising fees, local advertising cooperative fees, on-site consultation fees, annual state renewal fees, transfer fees, late charges, testing or supplier approval fees, default and indemnity fees, audit fees, interim management fees, system non-compliance fees. In addition, franchisees purchase trademarked products, services, event assets, event supplies, event equipment, and promotional items.

Corporate Sponsorships and Strategic Alliances

We create and maintain long-term corporate sponsorship and strategic alliances with leading companies and brands. Utilizing a combination of strategic, international, national and local opportunities that allow businesses to reach customers through our events, we add significant brand marketing value and drive mutual business gains. Our current corporate sponsors include, among others, Sprite, Sony, Nestle, Nivea, CBS, Razer, GoPro, Uber, Aaape, Vita Coco, and Hong Kong Airlines. During 2016 sponsorship and advertising generated approximately 2% of our total revenue.

Health and Beauty Services and Products

Green Endeavors, Inc., a subsidiary, provides a wide range of upmarket health and beauty services and Aveda products targeted at a high-end clientele. For the year ended December 31, 2016, the sale of health and beauty services and products accounted for 23% of our revenue.

Competitive Strengths

Driving dynamic innovation that capitalizes on the power of nostalgia, we believe our events tap into an intrinsic need to revisit the wonder and awe of childhood experiences and a desire to share these traditions with the next generation. We believe our competitive strengths to be our unique blend of entertainment and event promotion that targets an underserved millennial demographic. Utilizing both corporate managed events and a franchise model to garners a large market share, our scalable business model allows us to expand worldwide. With proven operating experience and an impressive list of corporate sponsors, our high-profile events effectively increase publicity through positive media coverage and generate revenue through admission sales and franchise agreements.

Our strategy is to grow and innovate through the initiatives listed below:

•Maintain and utilize a database of millions of potential participants;

•Increasing our brand offerings through acquisitions that contribute substantially to short and long-term growth; and

•Expanding into new geographic markets.

We believe our focus on franchise growth and the continued acquisition of branded events will increase shareholder value as we continue to grow our revenue, earnings and cash flow. With over 250 projected corporate and franchise events worldwide that optimize our cost structure, we believe we will continue to strengthen our core operations as we expand into additional global markets.

Each of these events incorporates quality vendors that provide live music, food and drinks to service the festivities. These events, which are entertainment and not sporting events, attract a wide and diverse attendance from all age groups and especially appeal to families and young people.

Corporate Social Responsibility

We believe in giving back to the communities that support us and improving the world we live in. In 2016, we gave back over $400,000 of cash and in kind donations, while providing valuable exposure for all of our charitable partners, some of which include: Boys & Girls Club of American, March of Dimes, YMCA, Rotary International, Canadian Cancer Society, Ronald McDonald House Charities, and USA Cares.

Our Guests and Customers

Our events attract a wide and diverse attendance from all age groups and especially appeal to families and young people. Our events are held in major cities with large population centers, and generate positive media coverage on local levels.

Our History

On April 20, 1987, Sack Lunch Productions, Inc. was incorporated under the laws of the State of Colorado. On October 5, 2000 Sack Lunch Productions, Inc. merged with a Nevada corporation with the same name, and later changed its state of incorporation to Utah. Green Endeavors, Inc., a Utah corporation, was originally organized as Jasper Holdings.com, Inc. Sack Lunch Productions, Inc. currently holds 82% of Green Endeavor’s shares of common stock and has voting control of 99% of the total outstanding votes. We currently own 100% of Lantern Fest Productions, Inc., Slide the City Productions, Inc., Color Me Rad Productions, Inc., Trike Riot Productions, Inc., The Dirty Dash Productions, Inc., Wasatch Capital Corporation, Downtown Development Corporation and Diversified Management Services, Inc. On March 31, 2017, we entered into a purchase agreement with an unrelated, 3rd party, for the sale of 100% of the issued and outstanding shares of common stock of Redline Entertainment, Inc. and WG Productions, Inc., formerly our film distribution and movie production business, for 50,000 shares of SAKL Series A preferred stock held by the buyer.

Below is a chart showing our organizational structure:

Sack Lunch Productions, Inc.
Green Endeavors, Inc. (87% Voting control)
Landis Salons, Inc. (100%)
Landis Salons II, Inc. (100%)
Landis Experience Center, LLC (100%)
Slide the City Productions Inc. (100%)
Lantern Fest Productions Inc. (100%)
Color Me Rad Productions Inc. (100%)
The Dirty Dash Productions Inc. (100%)
Trike Riot Productions Inc. (100%)
Diversified Management Services, Inc. (100%)
Wasatch Capital Corporation (100%)
Downtown Development Corporation (100%)

Seasonality

Outdoor events are seasonal by nature, typically generating the highest revenues in the second and third quarters of each year. Our global franchise network, the diversity in type and venue of our events, and the consistency of our health and beauty operations not only drive revenue growth but also reduce the seasonality of our events segment.

Our Industry

The party and event planning industry comprises independent companies and individuals that organize parties, weddings, corporate dinners and other social gatherings. Industry participants usually orchestrate a variety of details for such events including venue booking, music arrangement, food catering, photography, video recording and other services. The industry depends on the willingness of households and businesses to spend money on social gatherings, and is set to benefit from climbing corporate profit and per capita disposable income as the U. S. economy continues to grow. We believe the events industry to be a thriving sector. We believe the market is large, lucrative and awaiting expansion in diverse areas.

Competition

Our action-oriented events and entertainment offerings compete directly for discretionary spending with other local or regional events and indirectly with other types of recreational forms of entertainment including movies, home entertainment options, sports attractions, restaurants and vacation travel. Some principal direct competitors for events are Loton, Live Nation Entertainment, Merlin Entertainment, NightCulture, and Oriental Land. We also face competition from events such as Ragnar Events, Red Frog Events, Reebok Spartan Race, The Color Run, Warrior Dash and a variety of fun runs and racing events.

We believe we compete effectively and our competitive position is protected due to strong brand recognition, unique event type and low operating cost. Operating globally through our franchise system and scalable business model, our highly differentiated products offer events that are innovative and provide authentic experiences for participants of an underserved millennial demographic. In addition, our family oriented offerings help advance healthy communities by supporting experiences that build memories through entertainment, events and playful activities.

Our main competitors at the local market level for sponsorships and advertising dollars include local sports teams, which often offer state of the art venues and strong local media packages, as well as festivals, theme parks and other local events. On the national level, our competitors include the major sports leagues that sell sponsorships combined with significant national media packages.

Insurance

We maintain insurance of the type and in the amounts that we believe to be commercially reasonable for businesses in our industry. We maintain primary and excess casualty coverage. We maintain employers’ liability and all coverage required by law in the states in which we operate. Defense costs are included in the insurance coverage we obtain against losses in these areas. Based upon our historical experience of reported claims and an estimate for incurred-but-not-reported claims, we accrue a liability for our deductible/self-insured retention contingencies regarding general liability, automobile liability and workers compensation exposures. We maintain additional forms of special casualty coverage appropriate for businesses in our industry. We also maintain commercial property coverage against fire, natural perils, so-called “extended coverage” perils such as civil commotion, business interruption and terrorism exposures for protection of our real and personal properties (other than land). We generally renegotiate our insurance policies on an annual basis. We cannot predict the amounts of premium cost that we may be required to pay for future insurance coverage, the level of any deductibles/self-insured retentions we may retain applicable thereto, the level of aggregate excess coverage available or the availability of coverage for special or specific risks.

Regulation

We are subject to federal, state and local laws, both domestically and internationally, governing matters such as:

•Construction, renovation and operation of our events;

•Licensing, permitting and zoning, including noise ordinances;

•Human health, safety and sanitations requirements;

•The service of food and alcoholic beverages;

•Working conditions, labor minimum wage and hour, citizenship and employment laws;

•Compliance with the ADA and the DDA;

•Historic landmark rules;

•Compliance with United States Foreign Corrupt Practices Act and similar regulations in other countries;

•Hazardous and non-hazardous waste and other environmental protection laws;

•Sales and other taxes and withholdings of taxes;

•Privacy laws and protection of personally identifiable information;

•Marketing activities via the telephone and online; and

•Primary ticketing services.

We believe that we are in material compliance with these laws. The regulations relating to our food service in our venues are many and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food, the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level.

We also must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the customer. Although we generally hire outside vendors to provide these services at our larger operated venues and regularly sponsor training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor customers will not be served or that liability for their acts will not be imposed on us.

We are also required to comply with the Americans with Disabilities Act (ADA), the Developmental Disabilities Administration (DDA) and certain state statutes and local ordinances that, among other things, require that places of public accommodation, including both existing and newly constructed venues, be accessible to customers with disabilities. The ADA and the DDA require that venues be constructed to permit persons with disabilities full use of a live entertainment venue. The ADA and the DDA may also require that certain modifications be made to existing venues to make them accessible to customers and employees who are disabled. In order to comply with the ADA, the DDA and other similar ordinances, we may face substantial capital expenditures in the future.

We are required to comply with the laws of the countries we operate in and also the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 regarding anti-bribery regulations. These regulations make it illegal for us to pay, promise to pay or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

We are required to comply with federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.

From time to time, governmental bodies have proposed legislation that could have an effect on our business. For example, our events may be impacted by changes to fire codes, FAA regulations, water use restrictions caused by drought and public pool laws as applied to Slide the City.

In addition, we and our venues are subject to extensive environmental laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances, as well as zoning and noise level restrictions which may affect, among other things, the hours of operations of our events.

Employees

As of June 30, 2017, we employed approximately 49 full-time employees and approximately 67 part-time employees. None of our employees are covered by a collective bargaining agreement, and we consider our employee relations to be good. Full-time staff members consist of event directors, operations experts, and legal support including:

Available Information

We file annual, quarterly and special reports and other information with the OTC Markets. Our filings with the OTC Markets site are available to the public on otcmarkets.com. Those filings are also available to the public on, or accessible through, our website for free via the “Investor Info” section at www.sacklunchproductions.com.

MANAGEMENT

The following table sets forth the names, ages, and biographical information of each of our current directors and executive officers, and the positions with the Company held by each person, and the date such person became a director or executive officer of the Company. Our executive officers are elected [annually] by the Board of Directors. The directors serve [one-year] terms until their successors are elected. The executive officers serve until their death, resignation or removal by the Board of Directors. There are no family relationships among the directors and officers of the Company.

Name	Age	Position(s)

Richard Surber	44	Chief Executive Officer and Director

Scott Coffman	55	Director

Gerald Einhorn	77	Director

Taylor Russel Gourley	37	Franchising Manager

Richard Surber: CEO, Director and controlling shareholder

Richard Surber’s experience includes over 20 years in the public markets. He has been the CEO and Director of Sack Lunch Productions for the last 18 years. He is a member of the California bar, and practiced law on a limited basis specializing in complex corporate and securities law matters. He graduated from the University of Utah with a Bachelor of Science degree in Finance and a Juris Doctor with an emphasis in corporate law, including securities, taxation and bankruptcy.

Scott C. Coffman, Director

Mr. Coffman has been appointed as a Director in 2016. Mr. Coffman previously served the Company’s subsidiary, Green Endeavors, Inc. as its CFO and director beginning in June of 2012 through March 22, 2015. He is currently employed by Vista Outdoor Inc. External Financial Reporting and has held this position since March 23, 2015. Mr. Coffman graduated from the University of Utah with a Bachelor of Science degree in Finance and then with a Masters of Business Administration and later returned to the University of Utah for additional master’s level accounting coursework.

Gerald Einhorn, Director

Mr. Einhorn previously served on the Board of Directors of SAKL and an officer of the company from 2002 through 2008.  Mr. Einhorn is a member of the New York Bar and has also worked providing legal opinion and consulting with the company for the past few years.  Mr. Einhorn is currently retired from full time employment and does selected legal matters on a limited basis.

Taylor Russel Gourley, Franchising Manager

T.R. Gourley is the co-creator and developer of Slide the City, Lantern Fest, and Trike Riot, in addition to these three events TR runs and manages all events owned by Sack Lunch Productions.

TR produced films for over 5 years under WG productions and Redline Productions.  These two companies produced and sold their own and other companies films domestically and internationally.   Out of the dozens of films sold TR produced or executive produced 10 of these films.

Executive Compensation

See “Certain Relationships and Related Transactions, and Director Independence” on page 32 for a description of our employment agreements and settlement agreements with Mr. Surber.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Richard	2016	$137,000	-0-	-0-	-0-	-0-	-0-	-0-	$137,000
Surber, CEO	2015	$156,845	-0-	-0-	-0-	-0-	-0-	-0-	$156,845

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth, as of July 5, 2017, certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

For a description of each class of stock, see “Description of Registrant’s Securities to be Qualified” on page 27.

Common Stock

Name and Address (1)	Common Stock Ownership	Percentage of Common Stock Ownership (2)

Richard Surber (3)	24,966,011	12.335%

David Wulf	13,142,337	6.50%

Taylor Russel Gourley (3)	19,713,506	9.75%

All Officers and Directors as a Group (2 Persons)	44,679,517	22.11%

(1)Unless otherwise indicated, the address of the shareholder is c/o Sack Lunch Productions, Inc.

(2)Unless otherwise indicated, based on 202,094,444 shares of common stock issued and outstanding as of July 5, 2017. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(3)Indicates one of our officers or directors.

Series A Preferred Stock

The Series A Convertible Preferred Stock (the “Series A Preferred”) has voting rights in any matter presented to the shareholders of the Company’s common stock on the basis of ten votes for each share of Series A Preferred.

The Series A Preferred shall be senior to the common stock and any other series of Preferred Stock, including Series B and Series C Convertible Preferred Stock.

Each share of Series A Preferred is convertible at the option of the Series A Preferred stockholder into the number of shares of common stock equal in value to Ten Dollars ($10). The Board of Directors shall approve and make the final determination of the conversion rate or value based upon the average closing prices for the common stock for the five day period preceding the notice of conversion made by the holder of Series A Preferred.

Name and Address (1)	Series A Preferred Stock Ownership	Percentage of Series A Preferred Stock Ownership (3)

Richard Surber (3)	139,000	27.59%

David Wulf	139,000	27.59%

Taylor Russel Gourley (3)	139,000	27.59%

All Officers and Directors as a Group (2 Persons)	278,000	55.19%

(1)Unless otherwise indicated, the address of the shareholder is c/o Sack Lunch Productions, Inc.

(2)Unless otherwise indicated, based on 503,750 shares of Series A Preferred Stock issued and outstanding as of July 5, 2017. Shares of Series A Preferred Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(3)Indicates one of our officers or directors.

Series B Preferred Stock

The Series B Convertible Preferred Stock (the “Series B Preferred”) has voting rights in any matter presented to the shareholders of the Company’s common stock on the basis of 100 votes for each share of Series B Preferred.

A majority of the holders of the outstanding Series B Preferred (the “Series B Holders”) is required for approval of any proposal upon which a vote of shareholders is taken.

The Series B Preferred is convertible into shares of common stock of one (1) shares of common stock for each ten (10) shares of Series B Preferred.

The Series B Preferred is senior to the common stock and any subsequently authorized series or class of Preferred Stock.

Name and Address (1)	Series B Preferred Stock Ownership	Percentage of Series B Preferred Stock Ownership

Richard Surber (2)	14,250,000	96.61%

David Wulf	250,000	1.69%

Taylor Russel Gourley (2)	250,000	1.69%

All Officers and Directors as a Group (2 Persons) (2)	14,500,000	98.30%

(1)Unless otherwise indicated, the address of the shareholder is c/o Sack Lunch Productions, Inc.

(2)Unless otherwise indicated, based on 14,750,000 shares of Series B Preferred Stock issued and outstanding as of July 5, 2017. Shares of Series B Preferred Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(3)Indicates one of our officers or directors.

Series C Preferred Stock

The Series C Convertible Preferred Stock (the “Series C Preferred”) has voting rights in any matter presented to the shareholders of the Company’s common stock on the basis of one vote for each share of Series C Preferred.

Each share of Series C Preferred is convertible at the option of the Series C Preferred stockholder into the number of shares of common stock equal in value to Five Dollars ($5). The Board of Directors shall approve and make the final determination of the conversion rate or value based upon the average closing prices for the common stock for the five day period preceding the notice of conversion made by the holder of Series C Preferred.

The Series C Preferred is senior to the common stock and any subsequently authorized series or class of Preferred Stock.

Name and Address (1)	Series C Preferred Stock Ownership(3)	Percentage of Series C Preferred Stock Ownership

Richard Surber (3)	10,000	2.78%

Casey Coleman	103,050	28.61%

Taylor Russel Gourley (3)	32,500	9.02%

Owen Spencer Hunn	27,424	7.61%

Interstellar Holdings, LLC	45,000	12.49%

Johnson Stockdale JTWROS	40,000	11.10%

All Officers and Directors as a Group (2 Persons) (3)	42,500	11.80%

(1)Unless otherwise indicated, the address of the shareholder is c/o Sack Lunch Productions, Inc.

(2)Unless otherwise indicated, based on 360,233 shares of Series C Preferred Stock issued and outstanding as of July 5, 2017. Shares of Series C Preferred Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(3)Indicates one of our officers or directors.

(4)The above listed Preferred Series C Stock shareholders are limited to conversion into less than 5% of the issued common stock at any point in time and hold only 1 vote per share of preferred stock and thus hold less than 0.01% of votes in any shareholder vote.  None of the named C shareholders are control persons at this point in time.

Series D Preferred Stock

The Series D Convertible Preferred Stock (the “Series D Preferred”) has voting rights in any matter presented to the shareholders of the Company’s common stock on the basis of 1 vote for each share of Series D Preferred.

Each share of Series D Convertible Preferred is convertible into that number of shares of the Company’s Common Stock, equal in value to Five Dollars ($5.00).  The board of directors shall approve the conversion rate based on a calculation of 50% of the average of the 3 low trades during the ten trading days prior to the notice of conversion but in no event shall the conversion price per share of common stock be below $0.00001.

The Series D Preferred is senior to the common stock and any subsequently authorized series or class of Preferred Stock.

Name and Address (1)	Series D Preferred Stock Ownership	Percentage of Series D Preferred Stock Ownership

Mammoth Corporation 1 First Bank Plaza, Suite 205 Lake Zurich, IL 60047	40,000	100%

All Officers and Directors as a Group	0	0%

Combined Voting

The table below lists the total votes that each person would be able to vote in any matter brought before the Company’s common stockholders for a vote. The voting information below is presented with respect to the Company’s equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of any class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Name	Common Stock Votes	Series A Preferred Stock Votes	Series B Preferred Stock Votes	Series C Preferred Stock Votes	Percentage of Total Votes(2)

Richard Surber (1)	24,966,011	1,390,000	1,425,000,000	10,000	86.11%

David Wulf	13,142,337	1,390,000	25,000,000	-	2.35%

Taylor Russel Gourley (1)	19,713,506	1,390,000	25,000,000	32,500	2.74%

Casey Coleman	-	-	-	119,050	*

Owen Spencer Hunn	-	-	-	27,424	*

Interstellar Holdings, LLC	-	-	-	45,000	*

Johnson Stockdale JTWROS	-	-	-	40,000	*

All Officers and Directors as a Group (2 Persons)	44,679,517	2,780,000	1,450,000,000	42,500	91.20%

* Less than 1%.

(1)Indicates one of our officers or directors.

(2)Based on shares outstanding as of July 5, 2017: 202,094,444 shares of common stock outstanding (one vote per share), 503,750 shares of Series A Convertible Preferred Stock outstanding (ten votes per share), 14,500,000 shares of Series B Convertible Preferred Stock outstanding (100 votes per share) and 360,233 shares of Series C Convertible Preferred Stock outstanding (one vote per share).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR

INDEPENDENCE

Over the years 2017, 2016 and 2015, the President of the Company has extended short-term, interest-free advances for the purchase of inventory and operational expenses. As of December 31, 2016, the outstanding balance was $56,265. Additionally, at March 31, 2017, the Company’s related party balances were, accounts payable, $209,736, notes payable, $34,309 and convertible notes payable, $59,394.

On December 4, 2015, the company entered into a Settlement Agreement that extinguished $1,051,387 of accrued back pay owed to Richard D. Surber, the CEO and Director in exchange for 52,569,350 restricted shares of common stock.

On January 5, 2016 the Board of Directors of SAKL approved the execution of employment agreements with Richard Surber, John Malfatto, David Wulf and Taylor Gourley.  The terms of the agreements begin on January 1, 2016 and expire on December 31, 2020.  Base annual salary for each of the named persons is $250,000 and cannot be reduced below $1,500 for any single two week payroll period.  The agreement include non-compete provisions for a period equal to three years or upon sale of all preferred securities held by the employee.  Each of the named persons hold shares of Series B Preferred Stock that by agreement are not transferable without the prior approval of the Board of Directors of SAKL.  Each of these same persons has signed a Lock-Up Agreement with the Company that limits the sale of securities by the named persons and the Company in exchange agreed to protect the four named individuals’ securities from “corporate action, including any reverse stock split of the common stock exceeding a factor of two (2) or other restructuring of the Company.” Each of the parties has agreed to waive unpaid compensation for the period ended December 31, 2016. Mr. Wulf’s employment with the Company has been terminated.

On April 14, 2017 the Company entered into a Settlement Agreement and Release with John Malfatto and Martin Malfatto Squared Inc. wherein the parties agreed to terms that will end Malfatto’s current employment agreement with the Company and provide for the terms under which he will continue to provide services through the end of 2017. Malfatto and Malfatto Squared will deliver to the Company 250,000 shares of Series B Preferred stock and 139,000 shares of Series A Preferred stock and return 13,142,337 shares of common stock to Richard Surber and Taylor Gourley.

Landis Salons Inc., a subsidiary of the Company has as of August 2016 entered into an equipment lease with Diversified Holdings X, Inc., a corporation controlled by Richard Surber, for solar panel equipment to be used at the Liberty Heights Landis salon location in Salt Lake City Utah. The lease is for a term of five years, with monthly payments in the sum of $1,422.00. The equipment has been installed and appears to be operating properly. Mr. Surber received tax credits and energy rebates totaling approximately $40,000 as a result of the transaction.

Richard Surber, a related party, is providing his personal guaranty for several lines of credit, credit cards and a second mortgage on his home that are being utilized by the Company and its operating subsidiaries. In addition to the above, Mr. Surber is a personal guarantor to notes payable by the Company with remaining principal balances of approximately $1.2 Million. Subsequent to December 31, 2016, Mr. Surber continues to provide his personal guaranty for several lines of credit, credit cards, and loans that are being utilized by the Company and its subsidiaries. The total amount of these credit obligations vary and have exceeded $1,000,000.

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE QUALIFIED

Our authorized capital stock consists of 990,000,000 shares of common stock, par value $0.001, and 50,000,000 shares of preferred stock, par value $0.001. As of the date of July 5, 2017, there were 202,094,444 shares of our common stock issued and outstanding, and 503,750 shares of Series A Convertible Preferred Stock, 14,750,000 shares of Series B Convertible Preferred Stock, 360,233 shares of Series C Convertible Preferred Stock and 40,000 shares of Series D Convertible Preferred Stock issued and outstanding.

Common Stock

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common shareholders. Shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock, par value $0.001 per share, of which 2,500,000 shares of Series A Preferred Stock, 20,000,000 shares of Series B Preferred Stock and 2,500,000 shares of Series C Preferred Stock and 200,000 shares of Series D Preferred Stock, and 5,000,000 shares of Series E Preferred Stock have been designated and authorized. The holders of our Preferred Stock have the number of votes per share of Preferred Stock as stated below, to be voted as a group along with the common shareholders on all matters on which the shareholders are entitled to vote. Series A Preferred Stock has ten votes per share, Series B Preferred Stock has 100 votes per share, Series C Preferred Stock has one vote per share, Series D Preferred Stock has 1 vote per share and Series E Preferred Stock has 10 votes per share.

Liquidation Rights

In the event of any liquidation, dissolutions, or winding up of the Company, whether voluntary or involuntary, the Board of Directors shall redeem the Series A Preferred Stock and Series C Preferred Stock by issuing shares of common stock based upon the closing price of the shares of common stock on the date the Company is deemed liquidated, dissolved, or wound up.

In the event of any liquidation, dissolutions, or winding up of the Company, whether voluntary or involuntary, the Series B Preferred Stock Holders shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, before any payment or declaration and setting apart for payment of any amount shall be made in respect of any outstanding capital stock of the Company or subsequent series of preferred stock, an amount equal to $0.001 per share.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series D Preferred then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to itsshareholders, before any payment or declaration and setting apart for payment of anyamount shall be made in respect of any outstanding capital stock of the Company, anamount equal to Five Dollars ($5.00) per share. If upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of the Preferred Stock shall be insufficient to permit the payment to the holders thereof the full preferential amount as provided therein, and to the Series D Preferred Shareholders, then such available assets shall be distributed ratably first to the holders of the Series C Preferred, and then to the holders of the Series D Preferred.

The holders of each share of Series E Preferred Stock outstanding in the event of any liquidation shall be entitled to be paid, out of the available funds and assets, subject to the rights of the holders of Series A, B and C Preferred Stock and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any available funds and assets on any shares of common stock or subsequent series of preferred stock, an amount per share equal to the original issue price of the Series E Preferred Stock plus all declared but unpaid dividends on the Series E Preferred Stock.  If upon any liquidation, dissolution or winding up of the Company, the available funds and assets shall be insufficient to permit the payment to holders of the Series E Preferred Stock of their full preferential amount as described in this subsection, then all of the remaining available funds and assets shall be distributed among the holders of the then outstanding Series E Preferred Stock pro rata, according to the number of outstanding shares of Series E Preferred Stock held by each holder thereof.

Finally, all of the assets of the Company remaining to be distributed after redemption of the preferred stock holders shall be distributed ratably to the holders of the outstanding shares of common stock of the Company.

Dividend Policy

We have not declared or paid a cash dividend on our capital stock in our last two fiscal years and we do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Dividends may not be declared or paid without the prior written consent of the majority of the Series B Holders.

Options and Warrants

As of the date of this offering circular, we do not have any outstanding options, warrants, or other convertible securities.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The financial statements of Sack Lunch included in this offering circular and elsewhere in the offering statement of which this offering circular forms a part have been so included in reliance upon the report, which includes an explanatory paragraph as to our ability to continue as a going concern, of Sadler, Gibb & Associates, LLC, independent registered public accountants, upon the authority of that firm as experts in auditing and accounting.

PROPERTIES

Downtown Development Corporation (DDC)

DDC, our wholly owned subsidiary, owns a one story retail building located at 1374 South State Street, Salt Lake City, Utah, which it purchased on December 1, 1999 for $535,000. The building is approximately 7,000 square feet, one story tall and constructed in the late 1960's. A restaurant currently occupies 2,500 square feet of retail space pursuant to a lease.  The remaining 4,500 sq ft is vacant.

DDC, on August 18, 2006, closed on the purchase of a lot immediately adjacent to the above described property and building located at 1374 South State Street. The total purchase price for the property was $250,000.

On June 23, 2011, DDC closed on refinancing of the loans on the building and lot on South State Street. A loan in the sum of $615,262 was secured from Cyprus Credit Federal Credit Union. The loan bears interest at the rate of 6.50% per annum, with monthly payments of $4,157, with a final balloon payment due on May 23, 2021 (estimated amount $478,352). The loan is personally guaranteed by Richard D. Surber, Sack Lunch’s President and C.E.O

Management believes the property held by DDC is adequately insured.

Landis Salons

Our Liberty Heights facility is located at 1298 South 900 East, Salt Lake City, Utah 84105. This lease is for a 4,000 square foot free standing commercial building with a preliminary term of ten years beginning on October 1, 2005 and the lease provides for one five year extended term.

Our Landis II facility is located at 600 North 300 West, Salt Lake City, Utah 84103. This lease is for a 3,000 square foot commercial building with a term of ten years beginning on September 15, 2010 and the lease provides for two, five year extended terms.

On March 10, 2012, we signed a lease through a newly formed subsidiary, Landis Experience Center, LLC to operate an Aveda™ experience center in the newly opened City Creek Mall located in downtown Salt Lake City, Utah.  This 430 square foot store will focus on the sale of products only, no salon services will be provided.  The lease is for a period of seven years beginning when the store opened in August 2012.

Event facilities

SAKL and its subsidiaries corporate headquarters of approximately 3,000 square feet are located at 59 West 100 South, second floor, Salt Lake City, Utah 84101.

SAKL has a lease for warehouse space located at 4521 West 1980 South, Salt Lake City, Utah.  The leased space is for 8,476 square feet of warehouse space for a two year term beginning January 1, 2017.

LEGAL PROCEEDINGS

Except as set forth below, we are not a party to or otherwise involved in any material pending legal proceedings, other than ordinary routine litigation incidental to our business operations.

Sack Lunch Productions, Inc. v Scott Crandall and Matt Ward, Case No. 170903524 in the Third Judicial District Court of Salt Lake County, State of Utah, filed June2, 2017 seeking damages under the Acquisition Agreement from August of 2015 for recovery of the debts or payables of Springbok that exceeded the amount of $2 million.  Defendants have been served and made an appearance in the case.

Kimberly S. Livingood and Husband, Kevin Livingood v Slide the City, LLC, Sack Lunch Productions, Inc. d/b/a Slide the City, LLC and Ride the Slide, LLC, Case No 16C760 In the Circuit Court of Hamilton County, State of Tennessee. Filed June 17, 2016, amount of damages sought are not specified.  This was an injury asserted to have been occurred at a franchised Slide the City event, insurance coverage for the event has been notified and is currently providing a defense for the named parties.  Sack Lunch believes itself to be an improper party to the case and has filed an answer through counsel to that effect.  Discovery related to the case is ongoing at this time.

Jennifer Kelly v. The Dirty Dash Productions Inc., unknown John Does, In the Superior Court of the State of Washington, in and For Thurston County, complaint served on Sack Lunch on January 9, 2017.  Copy of the complaint has been provided to the liability insurance carrier for Dirty Dash and Sack Lunch. Claim based upon personal injury to Ms. Kelly alleged to have occurred at a Dirty Dash event on June 25, 2016 in McCleary, Washington, the amount of damages are not specified.  Counsel for insurance carrier has filed a response and a counterclaim to the suit on behalf of Dirty Dash.

Shannon Lynn Basa-Sabol and Stephen Sabol v. Slide the Paradise City, LLC, a Utah limited liability company, Ryan Johnson, Slide the City Productions Inc. a Utah corporation fdba Slide the City LLC, a Utah limited liability company, David Wulf, Case No GD-17-8306 in the Court of Common Pleas of Allegheny County, PA.  No service of the matter has been made and no details regarding this claim arising out of an event conducted by a franchisee of Slide the City in 2015 is known at this time.

Kane Consulting Inc. v Sack Lunch Productions Inc. Case No. 1784-00242 in the Justice Court of Utah, Salt Lake City Justice Court-Salt Lake County, filed May 3, 2017.  Suit seeks recover of $9,930 for security and medical coverage for events conducted by Sack Lunch’s subsidiaries, Color Me Rad and Slide the City during 2016.  An appeal is presently pending in the District Court in Salt Lake County, Utah.

TCA Global Credit Master Fund, L.P. vs Sack Lunch Productions, Inc., Green Endeavors, Inc., Landis Salons, Inc., Landis Salons II, Inc., Diversified Managements Services, Inc., Wasatch Capital Corporation, Downtown Development Corporation, WG Productions Company, Landis Experience Center, LLC, Redline Entertainment, Inc., Springbok Holdings, LLC, Color Me Rad, LLC, The Dirty Dash, LLC, Springbok Franchising LLC, and Springbok Management, LLC, Case CACE-17-011661 Division 12, in the Circuit Court of the 17th Judicial Circuit In and For Broward County, Florida. The suit seeks recovery for payments that were due in accordance with the terms and provisions of the Senior Secured Credit Facility Agreement effective between the parties as of October 31, 2015.  Defendants have not yet filed responses to the complaint and discussions to resolve the matter are ongoing.

FINANCIAL STATEMENTS

Audit Report
Financial Statements for the years ended December 31, 2016 and 2015
Unaudited Financial Statements for the period ended March 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management of Sack Lunch Productions, Inc.

We have audited the accompanying consolidated balance sheets of Sack Lunch Productions, Inc. (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the two year period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sack Lunch Productions, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the consolidated financial statements, the Company has suffered net losses since inception and has accumulated a significant deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT

June 27, 2017

Sack Lunch Productions, Inc.

Consolidated Balance Sheets

	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$670,352	$540,689
Restricted cash	262,996	429,832
Accounts receivable, net of allowance for doubtful accounts of $409,279 and $239,794, respectively	42,404	156,769
Inventory	1,016,661	1,630,641
Prepaid expenses	230,823	132,111
Total current assets	2,223,236	2,890,042
Note receivable, net of allowance of $0 and $11,622, respectively	184,295	179,032
Property and equipment, net of accumulated depreciation of $1,864,966 and $1,515,698, respectively	2,048,343	2,225,673
Goodwill	139,755	139,755
Intangible assets, net of accumulated amortization of $157,707 and $46,075	846,666	959,128
Other assets	19,674	20,914
Total assets	$5,461,969	$6,414,544
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$1,907,237	$2,127,398
Accounts payable related party	215,437	232,348
Deferred revenue	289,466	153,717
Accrued expenses	1,634,876	1,291,531
Current portion of notes payable, net of debt discount of $95,368 and $14,461, respectively	970,406	508,142
Current portion of capital leases	26,134	22,911
Derivative liability	1,391,432	2,113,172
Convertible notes payable, net of debt discount of $133,870 and $1,500,532, respectively	2,045,431	376,314
Convertible notes payable, related party	59,394	60,282
Current portion of notes payable related party	34,309	40,740
Total current liabilities	8,574,122	6,926,555
Long-term liabilities
Notes payable	566,212	703,359
Notes payable, related party	-	14,389
Convertible notes payable, net of debt discount of $0 and $30,390 respectively	-	8,110
Capital leases	57,469	21,295
Total long-term liabilities	623,681	747,153
Total liabilities	9,197,803	7,673,708
Commitments and contingencies	-	-
Convertible preferred stock	8,921,709	8,942,303
Stockholders' deficit
Common stock, par value $0.0001; 990,000,000 shares authorized; 163,535,685 and 135,999,942 shares issued and outstanding, respectively	16,352	13,599
Additional paid-in capital	35,662,067	36,836,102
Accumulated deficit	(48,212,352)	(45,166,282)
Accumulated other comprehensive income	(760)	(760)
Total Sack Lunch Productions, Inc. and subsidiaries stockholders' deficit	(12,534,693)	(8,317,341)
Non-controlling interest	(122,850)	(1,884,126)
Total stockholders' deficit	(12,657,543)	(10,201,467)
Total liabilities and stockholders' deficit	$5,461,969	$6,414,544
The accompanying notes are an integral part of these consolidated financial statements.

Sack Lunch Productions, Inc.

Consolidated Statements of Operations

	Year Ended December 31,
	2016	2015
Revenue
Services	$12,367,031	$8,031,936
Products	1,408,707	829,692
Rental	38,121	39,680
Franchise Fees and Royalties	616,092	1,326,094
Other	411,078	245,452
Total revenue	14,841,029	10,472,854
Costs and Expenses
Cost of services	5,705,930	4,236,604
Cost of products	2,452,416	1,335,431
Cost of other revenues	175,610	222,324
Depreciation and amortization	500,485	359,205
Salaries and wages	1,928,475	1,766,405
General and administrative	5,849,959	3,455,526
Total operating expenses	16,612,875	11,375,495

Loss from operations	(1,771,846)	(902,641)
Other Income (Expense)
Interest income	3,688	11,354
Interest expense	(1,569,805)	(679,968)
Interest expense, related parties	(35,705)	(8,834)
Gain on derivative activity	2,311,016	55,363
Gain (loss) on settlement of debt	(2,167,129)	110,220
Gain on disposal of assets	3,523	-
Other income (expense)	80,068	(4,079)
Loss on subsidiary stock subscription receivable	(40,883)	(155,488)
Total other income (expenses), net	(1,415,227)	(671,432)
Net income (loss) before income taxes	(3,187,073)	(1,574,073)
Income taxes	-	-
Net loss before non-controlling interest	(3,187,073)	(1,574,073)
Net loss attributable to non-controlling interest	(141,003)	(459,486)
Net loss attributable to stockholders	(3,046,070)	(1,114,587)
Deemed dividends	(386,250)	-
Net loss available to common stockholders	$(3,432,320)	$(1,114,587)

Loss per common share, basic and diluted	$(0.02)	$(0.02)
Loss related to non-controlling interest, basic and diluted	$(0.00)	$(0.01)
Weighted average shares used to compute earnings per share, basic and diluted	151,474,730	70,522,542

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Sack Lunch Productions Inc.

Consolidated Statements of Stockholders’ Deficit

	Mezzanine
	Series A		Series B		Series C		Series D		Convertible	Convertible
	Preferred		Preferred		Preferred		Preferred		Preferred	Preferred
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Total

Balances at December 31, 2014	142,750	$143	15,000,000	$15,000	1,442,723	$1,443	-	$-	$8,467,267	$8,483,853
Stock issuance for investment in subsidiary	417,000	417	-	-	-	-	-	-	20,059	20,476
Preferred C shares issued for cash	-	-	-	-	5,200	5	-	-	12,995	13,000
Preferred C shares converted to common stock	-	-	-	-	(25,766)	(26)	-	-	-	(26)
Preferred C shares issued for services	-	-	-	-	85,000	85	-	-	424,915	425,000
Preferred C shares cancelled	-	-	-	-	(278,396)	(278)	-	-	278	-
Balances at December 31, 2015	559,750	$560	15,000,000	$15,000	1,228,761	$1,229	-	$-	$8,925,514	$8,942,303
Preferred A shares issued for cash	61,000	61	-	-	-	-	-	-	304,939	305,000
Preferred A shares converted to common shares	(3,000)	(3)	-	-	-	-	-	-	-	(3)
Preferred C shares issued for cash	-	-	-	-	40,000	40	-	-	99,960	100,000
Preferred C shares converted to common shares	-	-	-	-	(379,462)	(379)	-	-	-	(379)
Preferred C shares cancelled for debt	-	-	-	-	(85,000)	(85)	-	-	(424,915)	(425,000)
Preferred C shares cancelled	-	-	-	-	(336,716)	(337)	-	-	126	(212)
Extinguishment of Series C stock by issuance of Series D stock	-	-	-	-	(72,100)	(72)	72,100	72	-	-
Balances at December 31, 2016	617,750	$618	15,000,000	$15,000	395,483	$396	72,100	$72.00	$8,905,624	$8,921,709

The accompanying notes are an integral part of these consolidated financial statements.

Sack Lunch Productions Inc.

Consolidated Statements of Stockholders’ Deficit

					Accumulated
	Common		Additional		Other	Non-	Total
	Stock		Paid-in	Accumulated	Comprehensive	controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Income	interest	Deficit

Balances at December 31, 2014	64,821,834	$6,482	$35,116,238	$(44,051,695)	$(760)	$(1,356,660)	$(10,286,395)
Options exercise of subsidiary stock	-	-	428,004	-	-	-	428,004
Derivative liability conversion to APIC	-	-	24,561	-	-	-	24,561
Preferred C shares converted to common stock	11,186,416	1,118	(1,092)	-	-	-	26
Common shares issued with debt	1,416,667	142	23,858	-	-	-	24,000
Common shares issued for conversion of note payable	2,105,625	210	69,613	-	-	-	69,823
Common shares issued for accrued payroll	52,569,348	5,257	1,046,130	-	-	-	1,051,387
Common shares issued for cash	3,000,000	300	44,700	-	-	-	45,000
Common shares issued for services	900,000	90	16,110	-	-	-	16,200
Decrease NCI for ownership change in subsidiary	-	-	67,980	-	-	(67,980)	-
Net loss	-	-	-	(1,114,587)	-	(459,486)	(1,574,073)
Balances at December 31, 2015	135,999,890	$13,599	$36,836,102	$(45,166,282)	$(760)	$(1,884,126)	$(10,201,467)
Preferred A shares converted to common shares	230,769	23	(20)	-	-	-	3
Preferred C shares issued for cash	-	-	211	-	-	-	211
Preferred C shares converted to common shares	26,118,976	2,611	(2,232)	-	-	-	379
Common shares issued for settlement of liability	2,400,000	240	53,760	-	-	-	54,000
Common shares issued for services	1,950,000	195	314,515	-	-	-	314,710
Common shares issued for conversion of note payable	847,018	85	49,967	-	-	-	50,052
Common shares issued for loan inducement	83,333	8	(8)	-	-	-	-
Common shares cancelled	(4,094,301)	(409)	409	-	-	-	-
Subsidiary stock issued for services	-	-	175,000	-	-	-	175,000
Subsidiary stock issued for debt	-	-	24,244	-	-	-	24,244
Change in derivative	-	-	112,398	-	-	-	112,398
Decrease NCI for ownership change in acquired subsidiary	-	-	(1,902,279)	-	-	1,902,279	-
Net loss	-	-	-	(3,046,070)	-	(141,003)	(3,187,073)
Balances at December 31, 2016	163,535,685	$16,352	$35,662,067	$(48,212,352)	$(760)	$(122,850)	$(12,657,543)

The accompanying notes are an integral part of these consolidated financial statements.

Sack Lunch Productions Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net loss	$(3,187,073)	$(1,574,073)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	500,485	359,205
Amortization of debt issuance costs	992,505	405,987
(Gain) loss on derivative liability fair value adjustment	(2,311,016)	(205,488)
(Gain) loss on forgiveness of non-related party convertible debt	-	45,268
(Gain) loss on settlement of debt	2,167,129	-
Stock issued for services	314,710	16,200
Stock option expense	-	292,389
Initial derivative expense	22,322	177,303
Changes in assets and liabilities:
Restricted cash	166,836	(108,139)
Notes receivable	(5,264)	-
Certificate of deposit	-	28,660
Accounts receivable	114,365	(37,483)
Inventories	613,980	(267,898)
Prepaid expenses	80,100	49,637
Other assets	2,069	-
Accounts payable and accrued liabilities	288,013	1,081,025
Accounts payable, related party	(16,909)	24,373
Deferred revenue	135,749	(1,879,538)
Deferred rent expense	(12,182)	(16,356)
Net cash used in operating activities	(134,181)	(1,608,928)

Cash flows from investing activities
Purchases of property, plant, & equipment	(186,609)	(397,930)
Proceeds from sale of fixed asset	40,567	-
Investment in capitalized intangible assets	-	(16,313)
Net cash used in investing activities	(146,042)	(414,243)

Cash flows from financing activities
Payments made on capital leases	(26,084)	(21,980)
Payments made on notes payable	(1,031,515)	(922,149)
Payments made on convertible notes	(865,249)	(21,915)
Payments made on notes payable, related parties	(20,820)	(7,202)
Issuance of Preferred A shares in acquisition	(889)	20,477
Proceeds from issuance of convertible notes payable	655,700	1,802,150
Proceeds from issuance of common stock	-	45,000
Proceeds from issuance of Preferred A shares	305,000	-
Proceeds from issuance of Preferred C shares	100,000	13,000
Proceeds from issuance of notes payable	1,293,743	1,212,880
Proceeds from issuance of notes payable to related parties	-	35,082
Net cash provided by financing activities	409,886	2,155,343

Net increase in cash	129,663	132,172
Cash at beginning of period	540,689	408,517
Cash at end of period	$670,352	$540,689

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$414,355	$201,527

Sack Lunch Productions Inc.

Consolidated Statements of Cash Flows

Noncash investing and financing activities:
Issuance of shares of a subsidiary to settle a note payable	$24,244	$35,805
Equipment purchased for note payable	65,481	-
Stock issued in exchange for investment in a subsidiary	-	24,561
Stock issued in exchange for accrued payroll to an officer	-	1,072,133
Conversion of derivative liability	112,396	34,019
Common shares issued for settlement of a liability	54,000	15,000
Common shares issued for loan inducement	8	-
Debt discounts on notes payable	130,914	-
Subsidiary convertible debt converted to common stock of the subsidiary	-	141,102
Options issued and exercised in exchange for notes payable	-	124,732
Extinguishment of debt	1,245,860	-
Fixed assets acquired in acquisition	-	484,000
Other assets acquired in acquisition	-	2,481,000
Accounts payable, accrued expenses and other current liabilities assumed in acquisition	-	1,348,000
Deferred revenue assumed in acquisition	-	1,525,000
Note payable issued for acquisition of Series C shares	425,000	-
Common shares issued for accrued expenses	2,611	-
Issuance of subsidiary common stock for prepaid services	175,000	-
Prepaid insurance paid for via issuance of note payable	$32,561	$-
The accompanying notes are an integral part of these consolidated financial statements.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 1 – Organization and Basis of Financial Statement Presentation

Business Description

Sack Lunch Productions, Inc. (“Sack Lunch”, “SAKL”, “it”, “we”, “us”, “our”, the “Company”) conducts operations in three lines of business:

•Events – We produce branded events under our own trademarked names including Color Me Rad, The Dirty Dash, Lantern Fest, Slide the City, and Trike Riot.  We also franchise our branded events to third parties under agreements with various franchisees.

•Salons - the operation of Landis Lifestyle Salons through SAKL’s controlling ownership interest in Green Endeavors, Inc. (“GRNE”)

•Other - film distribution, assisting with the development and production of film products, and the acquisition, leasing and selling of real estate.

SAKL was originally incorporated in the State of Colorado on April 20, 1987 as Metropolitan Acquisition Corporation. On October 5, 2000, SAKL merged with a Nevada corporation with the same name, effectively changing its state of domicile from Colorado to Nevada. In February 2002 SAKL changed its name to Nexia Holdings, Inc. In 2009, SAKL changed its domicile to the State of Utah through a merger with a Utah corporation with the same name.  The Company’s name was changed to Sack Lunch Productions, Inc. effective April 15, 2015.

During the first quarter of 2016 the Company has reorganized its operations to simplify the corporate structure and tax reporting of the Company’s subsidiaries. For Color Me Rad and Dirty Dash this resulted in the purchase of 100% of the assets of the LLC’s by new corporations formed to operate these events. Lantern Fest and Slide the City events operational LLC’s have been merged into new corporations that will continue the operations of these events. These actions have resulted in the elimination and consolidation of numerous LLC’s into four wholly owned corporations and the resulting simplification of the organization and operation of these events and the reduction of tax and accounting reporting generated by the prior organization.

Slide the City Productions, Inc., a Utah corporation formed on February 2, 2016 has merged with Slide the City Franchising LLC, Slide the City Canada LLC and Slide the City LLC and will operate the Slide the City events of the Company going forward.

The Lantern Fest Productions, Inc. a Utah corporation, formed on February 3, 2016 has merged with Lantern Fest LLC and will operate the Lantern Fest events of the Company.

Color Me Rad Productions, Inc. a Utah corporation, was formed on January 28, 2016 and has purchased 100% of the assets of Color Me Rad, LLC and will operate Color Me Rad events and the Color Me Rad franchises for the Company.

Trike Riot Productions Inc. a Utah corporation was formed on February 10, 2016 and will operate Trike Riot events for the Company.

The Dirty Dash Productions, Inc. a Utah corporation was formed on January 28, 2016 and has purchased 100% of the assets of Dirty Dash LLC and Springbok Franchising, LLC and will operate Dirty Dash events for the Company.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

On March 29, 2016 the Company transferred the LLC Memberships it held in Springbok Holdings LLC. This LLC is the sole member of Springbok Management LLC, Springbok Franchising LLC and Springbok Slide the City LLC. These membership interests were transferred to Diversified Holdings X, Inc. for $100 in cash and other good and valuable consideration. The Company agreed to indemnify DHX against any liability arising at the time the Company held the membership interests, including providing legal counsel and defense against any litigation brought against DHX. DHX is 100% owned by Richard Surber, the CEO of Sack Lunch Productions, Inc. The transaction was affected to streamline the operations of SAKL. All the transferred LLC’s are expected to be dissolved by the end of 2017.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation / Principles of Consolidation

The consolidated financial statements include the accounts of Sack Lunch Productions, Inc. and its wholly-owned and majority-owned subsidiaries, Slide the City Productions, Inc., Lantern Fest Productions, Inc., Color Me Rad Productions, Inc., The Dirty Dash Productions, Inc., Trike Riot Productions, Inc., WG Productions Company, Redline Entertainment, Inc., Diversified Management Services, Inc., Wasatch Capital Corporation, Downtown Development Corporation, Green Endeavors, Inc., Landis Salons, Inc., Landis Salons II, Inc., and Landis Experience Center.  LLC.   All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of the Financial Statements

The consolidated financial statements are prepared in conformity with U.S. GAAP, which requires the use of estimates, judgments and assumptions that affect the amounts of assets and liabilities at the reporting date and the amounts of revenue and expenses in the periods presented. We believe that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Cash and Cash Equivalents

Investments with original maturities of three months or less at the time of purchase are considered cash equivalents. As of December 31, 2016 and 2015, SAKL had no cash equivalents.

Concentration of Credit Risk

Our cash balances are maintained in accounts held by major banks and financial institutions located in the United States.  The Company occasionally maintains amounts on deposit with a financial institution that are in excess of the federally insured limits.  The risk is managed by maintaining all deposits in high quality financial institutions.  The Company has incurred no losses related to this risk.

Accounts Receivable

Accounts receivable consist of amounts earned and receivables for film production, rents receivable in our real estate assets, balances owed to us by franchisees for merchandise, equipment, franchise fees and royalties, and vendor rebate receivables in our salons.  The Company periodically reviews its accounts receivable balances for collectability and realizable value. An allowance is provided where collectability is considered impaired and balances are written off when considered uncollectable.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Inventory

SAKL’s inventory consists of goods used in our event operations and for resale at our events, and hair care products in our salon operations. Cost is determined using the first in first out, FIFO method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Inventory levels are reviewed in order to identify slow-moving merchandise and damaged items. Markdowns are used to clear merchandise.

Prepaid expenses

Prepaid expenses principally consist of prepaid financing expenses, event costs incurred in advance of an event taking place including deposits on sites, equipment and vendors, and prepaid salon operating expenses.

Property, Plant, and Equipment

Property and equipment is stated at cost. Expenditures that materially increase the life of the assets are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized at that time. All capital leases are added to the property and equipment and depreciated over the life of the assets.

Depreciation is computed on the straight-line method over the following useful lives:

Leasehold improvements	Shorter of the lease term or the estimated useful life
Buildings	27.5 - 39 years
Computer equipment and related software	3 years
Furniture, equipment and fixtures	3-10 years
Vehicles	5 years

Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

• Level 1 – Quoted market prices in active markets for identical assets or liabilities;

• Level 2 – Observable market based inputs or inputs that are corroborated by market data;

• Level 3 – Unobservable inputs that are not corroborated by market data.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

	Total fair	Quoted prices	Significant other	Significant
	value at	in active	observable	unobservable
	December 31,	markets	inputs	inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)
Derivative liability (1)	$1,391,432	$ -	$ -	$1,391,432

	Total fair	Quoted prices	Significant other	Significant
	value at	in active	observable	unobservable
	December 31,	markets	inputs	inputs
Description	2015	(Level)	(Level 2)	(Level)
Derivative liability (2)	$2,113,172	$ -	$ -	$2,113,172

Long-Lived Assets

We periodically review the carrying amount of our long lived assets for impairment.  An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset.  In the event the carrying amount of such asset is not considered recoverable, the asset is adjusted to its fair value.  Fair value is generally determined based on discounted future cash flow.  There were no impairments of long-lived assets during the years ended December 31, 2016 and 2015.

Goodwill and Intangible Assets

We test goodwill balances for impairment on an annual basis as of December 31, or whenever impairment indicators arise. We utilize several reporting units in evaluating goodwill for impairment. We assess the estimated fair value of reporting units using a combination of a guideline public company market-based approach and a discounted cash flow income-based approach. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an impairment charge is recognized in an amount equal to the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill.

We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. Intangible assets are amortized on a straight-line basis, except for customer lists, which are generally amortized on an accelerated basis, over the following useful lives:

Deferred Revenue

Deferred revenue arises when customers pay for products and/or services in advance of revenue recognition. SAKL’s deferred revenue consists of unearned revenue associated with the purchase of event ticket sales in advance of the event date, franchise ownership sales for which revenue is recognized only when the service is performed, the product is delivered, the event takes place, or all training obligations have been satisfied, and gift certificates.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

As of December 31, 2016 and December 31, 2015 the classes of deferred revenue consisted of the following:

	December 31,
	2016	2015
Event Ticket Sales	$ 203,243	$ 87,669
Gift Cards	86,223	66,048
Total Deferred Revenue	$ 289,466	$ 153,717

Revenue Recognition

SAKL recognizes revenue from services, products, rentals, franchise fees and royalties and other.

Services

Our service revenue includes participant ticket sales to events and salon stylist services.  SAKL follows the general policy of ASC 605 and recognizes service revenue when the following conditions are met:

•Persuasive evidence of an arrangement exists;

•Delivery has occurred or services have been rendered;

•Our price to the buyer is fixed or determinable; and

•Collectability is reasonably assured.

Event revenue is recognized at the time the events occur or the product is delivered.  Ticket sales are recorded in the period in which the event takes place less refunds. Salon revenue is generally recognized at the time the service is provided in the salon.

Products

Our product revenue includes event merchandise sales and product sales at the salons. We recognize revenue generally at the point of sale and according to ASC 605, which supports the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met:

•Persuasive evidence that an arrangement exists

•Delivery has occurred or services have been rendered

•Our price to the buyer is fixed or determinable

•Collectability is reasonably assured

Rental

SAKL owns one commercial building and two residential homes which it leases to tenants. The Company recognizes revenue from rent once all of the following criteria are met in accordance with ASC 605:

•The agreement has been fully executed and delivered;

•Services have been rendered;

•The amount is fixed or determinable; and

•The collectability of the amount is reasonably assured.

Lease agreements are generally five years for the commercial building and one year for the residential homes. Annual lease amounts generally increase each year. Commercial tenant leases include reimbursement to SAKL for allocated property taxes, insurance on the building and common area expenses.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Franchise Fees and Royalties

We recognize franchise fee and royalty income from certain events and record revenue according to agreements and recognize revenue when the following conditions are met:

•We have no remaining obligation or intent to refund any cash received or forgive unpaid notes to the franchisee

•All of the initial services have been performed

•No other material conditions or obligations related to the determination of substantial performance exist

Other

The Company recognizes film revenue from the production and distribution of films and related products in accordance with ASC 926.

ASC 926 states that all of the following criteria must be met in order to recognize revenue:

•Persuasive evidence of a sale or licensing agreement with a customer exists.

•The film is complete and, in accordance with the terms of the agreement, has been delivered or is available for immediate and unconditional delivery.

•The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.

•The agreement fee is fixed or determinable.

•Collection of the arrangement fee is reasonably assured.

Cost of Revenues

SAKL recognizes costs related to the revenue from services, products, rentals, franchise fees and royalties and other.

Services

Event costs include all costs relating to the production of an event for which the participant has paid including site expenses, event crew labor, entertainment, and transportation of equipment, goods and crew to and from the event site, and are expensed upon completion of the event.  Salon costs include all operating costs of the salons including labor and facility costs and are expensed as the services are provided.

Products

Event product costs include merchandise sales at the event and online, and items included in the participant bag (“swag”).  Salon product costs include those products used by the stylist and products sold retail.

Rental

Real estate properties and improvements are carried at historical cost. Depreciation is computed on the straight-line method over estimated useful lives.

Franchise fees and royalties

The costs associated with franchise fees and royalties are expensed as incurred.

Other

Film production costs are subject to regular recoverability assessments, which compare the estimated fair values with the unamortized costs. Film production costs are expensed based on the

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

ratio of the current period’s gross revenues to estimated total gross revenues. If actual demand or market conditions are less favorable than our projections, film cost write-downs may be required.

Advertising

The Company expenses advertising costs as they are incurred.  Advertising expense was $1,989,223 and $621,067 for the years ended 2016 and 2015, respectively.

General and administrative expenses

General and administrative expenses include marketing and advertising for all of our businesses, plus management, executive, human resources, legal, accounting, professional and other corporate expenses. These costs are generally expensed as incurred.

Stock-Based Compensation

SAKL recognizes the cost of employee and nonemployee services received in exchange for awards of equity instruments as stock-based compensation expense. Stock-based compensation expense is measured at the grant date based on the fair value of the restricted stock award, option, or purchase right and is recognized as expense, less expected forfeitures, over the requisite service period, which typically equals the vesting period. Because the recipient of stock based compensation is expected to and has historically received shares of common stock on or about the date of the stock option grant date as part of the exercise process, the fair value of each stock issuance is determined using the fair value of SAKL’s common stock on the grant date.  Stock-based compensation issued to non-employees that vests over time is revalued at each reporting period.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

As of December 31, 2016 and 2015, SAKL’s deferred tax assets, which are solely related to net operating losses, have been fully offset by a valuation allowance.

Basic and Diluted Loss Per Common Share

SAKL computes net loss per common share by dividing the net loss available to common stockholders for the period by the weighted average number of common and potentially dilutive shares during the specified period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce net loss per share. For the year ended December 31, 2016, 483,250,144 shares were not included in the diluted net loss per share calculation as their effect would be anti-dilutive.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Recent Accounting Pronouncements

Management believes the impact of recently issued standards and updates, which are not yet effective, will not have a material impact on SAKL's consolidated financial position, results of operations or cash flows upon adoption.

In February 2016, the FASB issued an ASU (Update 2016-02) amending the accounting for leases. The new guidance requires the recognition of lease assets and liabilities for operating leases with terms of more than 12 months, in addition to those currently recorded, on our consolidated balance sheets. Presentation of leases within the consolidated statements of operations and consolidated statements of cash flows will be generally consistent with the current lease accounting guidance. The ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the impact and expect the ASU will not have a material impact on our consolidated financial statements.

In March 2016, The FASB issued an ASU (Update 2016-04) amending the accounting for prepaid stored-value products. This new guidance modifies the method to derecognize the financial and non-financial liabilities of these prepaid stored-value products when the likelihood of the product holder exercising its remaining rights becomes remote. The ASU is effective for reporting periods beginning after December 15, 2017 and interim periods for that fiscal year. We are currently evaluating the effects of this change and do not expect it to materially affect our financial statements.

In March 2016, the FASB issued an ASU (Update 2016-9) amending the accounting for stock-based compensation and requiring excess tax benefits and deficiencies to be recognized as a component of income tax expense rather than equity. This guidance also requires excess tax benefits and deficiencies to be presented as an operating activity on the statement of cash flows and allows an entity to make an accounting policy election to either estimate expected forfeitures or to account for them as they occur. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. We will adopt this ASU in the first quarter of 2017 by incorporating it into our stock-based compensation plan. As we do not currently have any outstanding potential forfeitures this change will not retroactively affect our financial statements.

In October 2016, the FASB issued an ASU (Update 2016-09) amending the accounting for income taxes. The new guidance requires the recognition of the income tax consequences of an intercompany asset transfer, other than transfers of inventory, when the transfer occurs. For intercompany transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. We are currently evaluating the impact and expect the ASU will not have a material impact on our consolidated financial statements.

In January 2017 the FASB issued an ASU (Update 2017-04) amending the test for goodwill impairment. The new guidance simplifies the procedures for testing impairment of goodwill for publicly traded entities. The new guidance modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. The ASU is effective for reporting periods beginning after December 15, 2020 with early adoption permitted. We are currently evaluating the impact and expect the ASU will not have a material impact on our consolidated financial statements.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 3 – Inventory

SAKL’s event inventories consist of finished goods that include apparel and other branded merchandise which are sold to participants as part of their participation ticket price, as well as are sold as individual items.  Inventory is carried at the lower of cost or market.  SAKL’s salon inventories consist of finished good products that are held for resale at all locations or that are used for the services provided by the two salons.  Inventory is carried at the lower of cost or market.  As of December 31, 2016 and 2015 inventory by segment consisted of the following:

	December 31,
	2016	2015
Event Inventory	$ 863,871	$ 1,491,713
Salon Inventory	152,790	138,928
Total Inventory	$ 1,016,661	$ 1,630,641

Note 4 – Property, Plant, and Equipment

The following is a summary of SAKL's property, plant, and equipment by major category as of December 31, 2016:

		Accumulated
	Cost	Depreciation	Net

Computer equipment and related software	$ 130,870	$ 108,059	$ 22,811
Construction in process	-	-	-
Leasehold improvements	732,691	530,039	202,652
Furniture and fixtures	258,060	119,190	138,870
Leased equipment	76,298	69,321	6,977
Equipment	1,187,527	584,029	603,498
Vehicle	160,868	103,956	56,912
Building and Improvements	839,032	334,160	504,872
Land	502,809	-	502,809
Signage	25,154	16,212	8,942
Total	$ 3,913,309	$ 1,864,966	$ 2,048,343

The following is a summary of SAKL's property, plant, and equipment by major category as of December 31, 2015:

		Accumulated
	Cost	Depreciation	Net

Computer equipment and related software	$ 113,383	$ 92,011	$ 21,372
Construction in process	22,147	-	22,147
Leasehold improvements	639,253	476,654	162,599
Furniture and fixtures	151,282	79,866	71,416
Leased equipment	85,933	54,543	31,390
Equipment	1,143,280	391,626	751,654
Vehicle	229,245	101,529	127,716
Building and Improvements	828,885	305,667	523,218
Land	502,809	-	502,809
Signage	25,154	13,802	11,352
Total	$ 3,741,371	$ 1,515,698	$ 2,225,673

Depreciation expense is $388,853 and $313,130 for the years ended 2016 and 2015, respectively.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 5 – Intangible Assets

The following is the weighted average amortization period for our intangibles assets:

Amortization
(Years)
Trade Names	10
Customer Contracts	5
Patents	10

The following tables provides a summary of the carrying amount of intangible assets that will continue to be amortized;

	As of December 31,
	2016
	Gross Amount	Accumulated Amortization	Net Amount
Trade Names	$ 858,061	$ 119,000	$ 739,061
Customer Contracts	120,000	33,600	86,400
Patents	26,312	5,107	21,205
	$ 1,004,373	$ 157,707	$ 846,666

	As of December 31,
	2015
	Gross Amount	Accumulated Amortization	Net Amount
Trade Names	$ 858,891	$ 34,000	$ 824,891
Customer contracts	120,000	9,600	110,400
Patents	26,312	2,475	23,837
	$ 1,005,203	$ 46,075	$ 959,128

The expected future 5 year amortization related to intangible assets is provided in the table below:

Year	Amortization
2017	$ 112,437
2018	112,437
2019	112,437
2020	102,837
2021	78,837
Thereafter	327,680
Total Amortization	$ 846,666

Amortization expense was $111,632 and $46,075 for the years 2016 and 2015 respectively.

Note 6 – Notes Receivable

SAKL has one note receivable from an LLC. It bears 5% interest and matures on 11/10/2018. The balance of principle and interest on December 31, 2016 and 2015 was $184,295 and $179,032 respectively.

Note 7 – Goodwill

As of December 31, 2016 and 2015 the balance of goodwill was $139,755.  No impairment charges have been recorded against goodwill.  All of the goodwill balance is related to the acquisition of Color Me Rad.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 8 – Notes Payable

A summary of notes payable as of December 31, 2016 and 2015 is as follows:

	Interest	Maturity	December 31,
	Rate	Date	2016	2015
To an Individual (a)	11.00%	2/27/2016	$ -	$ 14,844
To an Individual (b)	12.00%	3/31/2016	199,638	300,000
To an Individual (c)	7.00%	10/1/2016	-	40,000
To a Bank (d)	6.00%	3/1/2017	14,317	-
To a Bank (e)	5.00%	6/5/2017	15,224	-
To a Bank (f)	8.00%	8/19/2017	24,646	-
To a Corporation (g)	5.00%	9/1/2017	-	18,935
To a Corporation (h)	24.33%	10/25/2017	83,333
To a Bank (i)	5.00%	11/11/2017	356,157	-
To a Bank (j)	12.00%	11/19/2017	-	261,806
To a Bank (k)	6.00%	12/11/2017	322,927	-
To a Bank (l)		2/9/2019	-	17,054
To a Partnership (m)	8.00%	3/3/2019	6,206	8,532
To a Bank (n)	6.50%	5/23/2021	551,229	564,790
To a Bank (o)	5.99%	6/17/2021	58,309	-
Less Debt Discount			(95,368)	(14,461)
Total Notes Payable			1,536,618	1,211,501
Less Current portion			970,406	508,142
Long Term Notes Payable			$ 566,212	$ 703,359

(a)On February 27, 2012, The Company issued an 11% note payable in the amount of $50,000 to an individual in exchange for a cash payment of the same amount. The note provides for monthly payments in the amount of $1,292 of principal and interest.  As of December 31, 2016 the full balance of the note and accrued interest was paid off.

(b)On December 1, 2015 The Company issued a note payable in the amount of $300,000 to an individual for cash payment of the same amount. The note provides for a single payment at the due date. As of December 31, 2016 there was $199,638 of principle remaining unpaid.

(c)On October 3, 2014 The Company issued an 8% note payable to an individual in the amount of $40,000 in exchange for cash payment of the same amount. The note provided for monthly payments of principle and interest beginning 90 days after the execution of the note, to be made equally over the remaining term of the note. As of December 31, 2016 the full balance of the note and accrued interest was paid off.

(d)On March 1, 2016, The Company entered into a loan agreement with a bank in the amount of $62,000. The note provides for daily payments of $263. In addition to the merchant account receivables, collateral for the loan includes all receivables, financial instruments, equipment assets, inventories, intangibles, deposits, and other assets as applicable. The loan requires a prepaid interest charge that is 6% ($3,720) of the $62,000 loan amount. These financing costs are being amortized monthly to interest expense during the one year term of the loan. The total amount due at the inception date is $65,720.

(e)On September 18, 2016 The Company issued a 5% note payable to a bank in the amount of $32,651 in exchange for cash payment. The note provides for monthly payments of $2,538. The loan requires a prepaid interest charge that is 5% ($1,634) of the $32,351 loan amount. These financing costs are being amortized monthly to interest expense during the two year term of the loan. The total amount due at the inception date was $34,285.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(f)On August 19, 2016, the Company entered into a loan agreement with a bank in the amount of $35,000. The note is a merchant account financing arrangement wherein Lantern Fest repays the loan at the rate of $151 of the American Express credit card sales receipts that are collected each business day. In addition to the merchant account receivables, collateral for the loan includes all receivables, financial instruments, equipment assets, inventories, intangibles, deposits, and other assets as applicable. The loan requires a prepaid interest charge that is 8% ($2,800) of the $35,000 loan amount. These financing costs are being amortized monthly to interest expense during the two year term of the loan. The total amount due at the inception date is $37,800.

(g)On August 20, 2012, the Board of Directors approved The Company enter into a loan agreement with a Corporation in the amount of $50,000. Pursuant to the board approval, a note in the amount of $50,000 was issued on August 21, 2012. The note bears interest at 5% per annum and requires 60 monthly installments of $944 commencing October 1, 2012.  As of December 31, 2016 the full balance of the note and accrued interest was paid off.

(h)On October 17, 2016 The Company issued a 24.33%, 12 month note in the amount of $100,000 to a corporation in exchange for cash of the same amount. The note provides for 6 monthly payments of $10,833 of principal and interest and then 6 monthly payments of $9,333 of principal and interest for the remainder of the note.

(i)On November 11, 2016, the Company entered into a loan agreement with a bank in the amount of $390,000 at a rate of 5%. The note is a merchant account financing arrangement wherein Lantern Fest repays the loan at the rate of $1,612 each business day. In addition to the merchant account receivables, collateral for the loan includes all receivables, financial instruments, equipment assets, inventories, intangibles, deposits, and other assets as applicable.

(j)On November 20, 2015, the Company entered into a loan agreement with a bank in the amount of $250,000. The note is a merchant account financing arrangement wherein Landis repays the loan at the rate of 31% of the American Express credit card sales receipts that are collected each month. In addition to the merchant account receivables, collateral for the loan includes all receivables, financial instruments, equipment assets, inventories, intangibles, deposits, and other assets as applicable. The loan requires a prepaid interest charge that is 12% ($30,000) of the $250,000 loan amount. These financing costs are being amortized monthly to interest expense during the two year term of the loan. The total amount due at the inception date is $280,000.

(k)On November 5, 2016, the Company entered into a loan agreement with a bank in the amount of $346,000. The note is a merchant account financing arrangement wherein Landis repays the loan at the rate of 75% of the American Express credit card sales receipts that are collected each month. In addition to the merchant account receivables, collateral for the loan includes all receivables, financial instruments, equipment assets, inventories, intangibles, deposits, and other assets as applicable. The loan requires a prepaid interest charge that is 6% ($20,760) of the $346,000 loan amount. These financing costs are being amortized monthly to interest expense during the one year term of the loan. The total amount due at the inception date is $366,760.

(l)On January 23, 2014 The Company issued a note payable in the amount of $26,928 for the purchase of fixed assets. The note provides for monthly payments of $449. As of December 31, 2016 the entire balance of the note was paid in full.

(m) On March 3, 2014, The Company entered into a loan agreement with a partnership in the amount of $12,021 for the financing of professional laundry equipment.  The note calls for 60 monthly payments of $244 commencing when the equipment is delivered for installment. In addition to corporate guarantees, Richard Surber, President, CEO, and Director of SAKL is a personal guarantor and the note is secured by the equipment.

(n)On May 23, 2011 The Company entered into a mortgage note payable in the amount of $615,262 at a rate of 6.5%. The note provides for monthly payments of $4,158.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(o)On August 17, 2016, The Company entered into a loan agreement with a bank in the principal amount of $64,495 with an interest rate of 24%. The loan agreement requires 60 monthly payments of principal and interest in the amount of $1,242. The maturity date is June 17, 2021.

During 2016 and 2015 the Company negotiated settlement agreements for several notes. As a result SAKL recorded a loss on extinguishment of debt of ($2,167,129) and a gain on extinguishment of debt of $110,220, respectively.

Note 9 – Convertible Notes Payable

	Interest	Maturity	December 31,
	Rate	Date	2016	2015
To a Corporation (a)	8.00%	7/21/2012	$ -	$ 26,863
To a Corporation (b)	8.00%	8/17/2014	35,000	35,000
To a Corporation (c)	8.00%	10/28/2015	-	14,983
To a Corporation (d)	12.00%	6/13/2017	1,904,301	1,800,000
To a Corporation (e)	12.00%	7/30/2017	-	38,500
To a Corporation (f)	7.00%	8/3/2017	240,000	-
Less Debt Discount			(133,870)	(1,530,922)
Total Convertible Notes Payable			2,045,431	384,424
Less Current portion			2,045,431	376,314
Long Term Convertible Notes Payable			$ -	$ 8,110

(a)On July 21, 2009, The Company issued a $60,000 convertible promissory note to a corporation The Company converted $60,000 of accounts payable to the corporation to the note. The transaction has been handled as a private sale exempt from registration under Rule 506 of the Securities Act of 1933. The note bears interest at a rate of 8% per annum. The note can be convertible into SAKL’s common shares at the conversion rate of 65% (a 35% discount) of the market price of the closing price on the date of notice. As of December 31, 2016, the balance of the note had either been paid or converted into shares of common stock.

(b)On August 17, 2012, The Company issued a $35,000 convertible promissory note to a corporation The Company converted $15,000 of accounts payable to the corporation to the note and also received $20,000 in cash for the loan. The transaction has been handled as a private sale exempt from registration under Rule 506 of the Securities Act of 1933. The note matures on August 17, 2014 and bear interest at a rate of 8% per annum. After one year from issuance, the note can be convertible into Green’s common shares at the conversion rate of 54% of the market price of the lowest price of Green’s common shares during the ten-day period ending one trading day prior to the date of the conversion. As of December 31, 2016, none of the note had been converted into shares of common stock and the note is in default

(c)On March 25, 2015, Green issued a $34,000 Convertible Promissory Note to LG Capital Funding, LLC (“LGCF Note”) that matured March 26, 2016. The LGCF Note bears interest at a rate of 8% per annum and can be convertible into Green’s common shares, at the holder’s option, at the conversion rate of 58% of the market price (a 42% discount) of an average of the three lowest trading price of Green’s common shares during the eighteen-day period ending on the date of the conversion. On March 29, 2016 Green settled the LGCF note for a payment of the remaining balance of principle and interest owed.

(d)On October 1, 2015 The Company issued a convertible note payable in the amount of $1,800,000 for cash received in the same amount. The note bears interest at a rate of 12% per annum. In July 2016 The Company increased this note by $440,000 for cash received in the same amount and by $375,000 for value of Series C preferred shares returned to the Company. The note is convertible into SAKL’s common shares at the holder’s option, after an event of default, at the conversion rate

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

of 85% (a 15% discount) of the lowest of the daily volume weighted average price of SAKL’s common shares during the five business days prior to the conversion date. As of December 31, 2016 none of the note had been converted in shares of common stock.

(e)On July 30, 2015, Green issued a $38,500 Convertible Promissory Note to JMJ. The JMJ Note can be convertible into Green’s common shares, at the holder’s option, at the conversion rate of 60% of the market price (a 40% discount) of an average of the three lowest trading price of Green’s common shares during the eighteen-day period ending on the date of the conversion. On March 24, 2016 Green settled the JMJ Note for a payment of the remaining balance of principle and interest owed.

(f)On August 3, 2016 The Company issued a $240,000 convertible note payable to a corporation. The note bears guaranteed interest of 7% of the principle amount. The note is convertible into shares of SAKL common stock at the holder’s option. The conversion rate is 70% of the market price (a 30% discount) of the lowest market price during the 10 consecutive trading days prior to conversion. In the event of default the rate of conversion would be 60% of the market rate (a 40% discount). As of December 31, 2016 none of the note had been converted to shares of common stock.

Note 10 - Related Party Notes

Convertible Related Party Notes Payable

	Interest	Maturity	December 31,
	Rate	Date	2016	2015
Convertible Note Payable to Richard Surber, President and CEO of SAKL (a)	24.00%	11/20/2011	$ 59,394	$ 60,282
			$ 59,394	$ 60,282

(a)On July 13, 2011 the Company issued a note payable, in the amount of $250,000, to Richard Surber, President and CEO of SAKL, in exchange for common shares of Green Endeavors Inc. The note is convertible into Sack’s common shares, at the holder’s option, at the conversion rate of 90% (a 10% discount) of the average market price of Sack’s common shares as reported from the date of notice to the date of conversion.

Related Party Notes Payable

	Interest	Maturity	December 31,
	Rate	Date	2016	2015
Note Payable to a Corporation (a)	18.00%	5/6/2016	$ 9,309	$ 9,309
Note Payable to Richard Surber, President and CEO of SAKL (b)	20.00%	11/6/2017	25,000	25,000
Note Payable to Richard Surber, President and CEO of SAKL (c)	18.00%	3/12/2018	-	20,820
Total Related Party Notes			34,309	55,130
Less Current portion			34,309	40,740
Long Term Related Party Notes			$ -	$ 14,389

(a)On May 6, 2015 Landis salons Inc. entered into a promissory note with Diversified Holdings X Inc. for the sum of $10,000. The interest rate on this loan is 18% per annum. There was to be a lump sum payment made 12 months after the origination date.  The note is in default.

(b)On November 6, 2012, Landis Salons II, Inc. entered into a promissory note with Richard Surber, President, CEO, and Director of Green, for the sum of $25,000 for funds loaned. The note bears interest at the rate of 20% per annum, with a term of five years and monthly payments of $662 and a demand feature by which the note can be called upon the demand of Mr. Surber. As security for

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

the note, Landis Salons II pledged all of its assets, stock in trade, inventory, furniture, fixtures, supplies, any intangible property and all tangible personal property of Landis Salons II and all and any other assets to which Landis Salons II holds title or claims ownership or that is hereafter acquired by Landis Salons II, subject only to purchase money liens held by sellers or grantors.

(c)On March 24, 2015, Landis Salons, Inc. entered into a promissory note with Richard Surber, President, CEO, and Director of Green, for the sum of $25,082 for funds loaned. The note bears interest at the rate of 18% per annum, with a term of five years and monthly payments of $806 and a demand feature by which the note can be called upon the demand of Mr. Surber. As security for the note, Landis Salons pledged all of its assets, stock in trade, inventory, furniture, fixtures, supplies, any intangible property and all tangible personal property of Landis Salons and all and any other assets to which Landis Salons holds title or claims ownership or that is hereafter acquired by Landis Salons, subject only to purchase money liens held by sellers or grantors. During 2016 the debt was settled by paying the remainder of the principle and interest of the note.

Note 11 – Derivative Liability

The Company has convertible notes that could be considered derivatives or contain embedded features subject to derivative accounting. The Notes convert into shares of the Company's common stock using a calculation of lowest prices over a period of time and some at a discount. The Company also added an additional convertible note in the year that converts at 85% of the lowest of the daily volume weighted average price of the Borrower's common stock during the five days immediately prior to the conversion date. The note also contains a ratchet provision. Because the terms do not dictate a maximum numbers of convertible shares, the ability to settle these obligations with shares would be unavailable causing these obligations to potentially be settled in cash. This condition creates a derivative liability Under ASC 815-40. The Company evaluates embedded conversion features within convertible debt under ASC 815 "Derivatives and Hedging" to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 "Debt with Conversion and Other Options" for consideration of any beneficial conversion feature. Embedded derivatives are valued separately from the host instrument and are recognized as derivative liabilities in the Company’s balance sheet. The Company measures these instruments at their estimated fair value and recognizes changes in their estimated fair value in results of operations during the period of change. The Company has estimated the fair value of these embedded derivatives for convertible debenture using a multinomial lattice model.  As of December 31, 2016 and 2015, the Company, has a $1,391,432 and $2,113,172 derivative liability respectively, related to convertible notes payable.  For the years ended December 31, 2016 and 2015, the Company recorded gains of $2,311,016 and $55,363 from derivative liability fair value adjustments respectively.

Note 12 – Income Taxes

The Company follows ASC 740, under which deferred income taxes reflect the net effect of (a) temporary differences between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.  The cumulative net operating loss and the cumulative tax effect at the expected composite rate of 39 percent of our net deferred tax amount is as follows:

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

	December 31,
	2016	2015

Income (Loss) per books	$ (3,187,073)	$ (1,574,073)

Income tax differences:
Derivative adjustments	(2,311,016)	120,362
Interest - debt discount	992,505	-
Debt extinguishment	2,167,129	-
Loss on subscription receivable	40,883	-
Contributions - carryforward	352,909	161,340
Accrued expenses to controlling shareholder	24,724	39,007
Other non-deductible expenses	65,037	39,644
Other adjustments	(95,801)	31,476
Taxable income (loss)	(1,950,703)	(1,182,244)
Prior year NOL carryover	(18,783,065)	(17,600,821)
Cumulative NOL carryover	$ (20,733,768)	$ (18,783,065)

Deferred Income Taxes	12/31/2016	12/31/2015
Cumulative NOL	(20,733,768)	(18,783,065)
Deferred Tax Assets:
(34% Federal, 5% Avg. Corp. Rate)	8,086,170	7,325,395
Valuation allowance	(8,086,170)	(7,325,395)
Net balance	$ -	$ -
Deferred tax asset for current year at combined
statutory rates (39%)	760,774	461,075
Change in valuation allowance	(760,774)	(461,075)
Total	$ -	$ -

Note 13 – Related Party Transactions

Accounts payable, related party, includes accounts payable and interest payable to Richard Surber, CEO, and entities or companies controlled by Mr. Surber.

Mr. Surber, a related party, is providing his personal guaranty for several lines of credit and credit cards that are being utilized by the Company and its operating subsidiaries. In addition to the above, Mr. Surber is a personal guarantor to notes payable by the Company with remaining principal balances of approximately $1,200,000. Subsequent to December 31, 2016, Mr. Surber continues to provide his personal guaranty for several lines of credit, credit cards, and loans that are being utilized by the Company and its subsidiaries. The total amount of these credit obligations could exceed the amount of $300,000 from time to time.

Note 14 – Lease Commitments

Operating Leases

Salon facilities are leased under operating leases expiring at various dates through 2020. Certain of these leases contain renewal options. Rent expense for the years ended December 31, 2016 and 2015 was $226,107 and $189,059 respectively.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

As of December 31, 2016 future minimum lease payments under non-cancelable operating leases were as follows.

For the year ended December 31,	Operating Leases
2017	$ 220,292
2018	230,129
2019	206,732
2020	128,525
Total operating lease payments	$ 785,678

Capital Leases

The company has entered into lease agreements that it has evaluated under the guidance of ASC 840. The Company has classified these leases as capital leases for equipment.

	Interest	Maturity	Monthly	December 31,
	Rate	Date	Payment	2016	2015
Capitalized lease for equipment	3.62%	11/12/2021	$ 389	$ 21,294	$ 25,110
Capitalized lease for equipment	10.07%	8/19/2020	205	7,469	9,058
Capitalized lease for equipment	14.32%	5/6/2019	2,248	54,840	-
Capitalized lease for equipment	16.96%	4/23/2016	1,535	-	5,929
Capitalized lease for equipment	17.75%	9/5/2016	485	-	4,110
Total Capital Leases Payable			$ 4,862	83,603	44,206
Less Current portion				26,134	22,911
Long Term Capital Leases Payable				$ 57,469	$ 21,295

These leases have been capitalized and included with the company’s equipment and is amortized as such. This amortization is included with depreciation expense for financial statement presentation.  The book value of these assets is as follows:

	December 31,
	2016	2015
Carrying Amount	$ 76,298	$ 85,933
Accumulated Amortization	69,321	54,543
Net Book Value	$ 6,977	$ 31,390

As of December 31, 2016, future minimum lease payments under non-cancelable capital leases were as follows:

December 31, 2016
Total, net	$ 83,603
Less current portion	26,134
Long-term portion	$ 57,469

Future minimum capital lease payments for the next 5 years:

Payments for the year ended December 31,	Capital Lease Payments
2017	$ 34,100
2018	34,100
2019	18,363
2020	6,508
2021	4,532
Total operating lease payments	97,603
Less interest for the terms	14,000
Total, net	$ 83,603

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

Note 15 – Equity

Preferred Stock

SAKL is authorized to issue 50,000,000 shares of preferred stock with a par value of $0.001 per share. The Preferred Stock can be issued in various series with varying dividend rates and preferences.

As of December 31, 2016 and 2015, the number of shares of Series A Convertible Preferred Stock issued and outstanding was 617,750 and 559,750. The Series A Preferred shares have voting rights equal to 10 shares of common stock for every 1 Series A Preferred share, and it may be converted into $10 worth of common stock. A total of 10,000,000 shares have been designated and authorized as Series A Preferred Stock.

As of December 31, 2016 and 2015, the number of shares of Series B Convertible Preferred Stock issued and outstanding was 15,000,000. The shares  have  conversion rights into shares of common stock of one (1) share of common stock for each 10 (ten) shares of Series B Preferred. A total of 20,000,000 shares have been designated and authorized as Series B Preferred Stock pursuant to a filing on August 31, 2016. On August 23, 2016 an amendment to the designation of the Series B shares was filed with the State of Utah, voting rights were amended to be 100 votes per share.

As of December 31, 2016 and 2015, the number of shares of Series C Preferred Stock issued and outstanding was 467,583 and 1,228,761 shares, respectively. The Series C Preferred shares may be converted into $5.00 worth of common stock and are subject to redemption by SAKL in the amount of $5.00 per share, payable in cash or common stock of the Company. The Series C Preferred shares hold voting rights equal to 1 share of common stock for every 1 Series C Preferred share. A total of 5,000,000 shares have been designated and authorized as Series C Preferred Stock.

On December 20, 2016 the Board of Directors designated 200,000 shares of preferred stock as Series D Convertible Preferred.  As of December 31, 2016 the number of shares of Series D Preferred Stock issued and outstanding was 72,100.  The Series D Preferred shares may be converted into common stock at a 50% discount and are subject to redemption by SAKL in the amount of $5.00 per share, payable in cash or common stock of the Company.

All series of Preferred stock are reflected on the balance sheet as Mezzanine due to their convertible nature.

On May 19, 2016 the Board of Directors approved the conversion of 3,000 shares of Series A Preferred shares into 230,796 shares of Common Stock. The shares were converted at $0.13 based on the conversion provisions of the Convertible Series A Preferred Stock designation.

On May 20, 2016 the Board of Directors approved the issuance of 10,000 shares of Series A Preferred Stock in exchange for a cash payment in the sum of $50,000.

On June 3, 2016, the Board of Directors approved the issuance of 3,000 shares of Series A Preferred Stock in exchange for a cash payment in the sum of $15,000.

On July 5, 2016, the Board of Directors approved the issuance of 4,000 shares of Series A Preferred Stock in exchange for a cash payment in the sum of $20,000.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

On July 5, 2016 the Board of Directors approved the issuance of 20,000 shares of Series A Preferred Stock in exchange for a cash payment in the sum of $100,000.

On July 6, 2016, the Board of Directors approved the issuance of 4,000 shares of Series A Preferred Stock in exchange for a cash payment in the sum of $20,000.

On October 17, 2016 the Board of Directors authorized the issuance of 20,000 restricted shares of Series A Preferred Stock pursuant to a Stock Purchase Agreement for cash consideration of $100,000.

On January 23, 2015 the Board of Directors approved the conversion of 5,950 shares of Series C Preferred shares into 3,233,696 shares of Common Stock.  The shares were converted at $0.0092 based on the conversion provisions for the Convertible Series C Preferred Stock designation.

On March 12, 2015 the Board of Directors approved the conversion of 4,676 shares of Series C Preferred shares into 3,500,000 shares of Common Stock.  The shares were converted at $0.00668 based on the conversion provisions for the Convertible Series C Preferred Stock designation.

On July 23, 2015 the Board of Directors approved the conversion of 4,488 shares of Series C Preferred shares into 3,300,000 shares of Common Stock.  The shares were converted at $0.0068 based on the conversion provisions for the Convertible Series C Preferred Stock designation.

On October 15, 2015 the Board of Directors approved the issuance of 85,000 shares of Series C Preferred stock advisory services valued at $425,000.

On October 30, 2015 the Board of Directors approved the conversion of 11,776 shares of Series C Preferred shares into 3,542,720 shares of Common Stock.  The shares were converted at $0.0166 based on the conversion provisions of the Convertible Series C Preferred Stock designation.

On December 7, 2015 the Board of Directors approved the conversion of 3,552 shares of Series C Preferred shares into 1,110,000 shares of common stock. The shares were converted at $0.016 based on the conversion provisions of the Convertible Series C Preferred Stock designation.

On December 21, 2016 SAKL entered into an Exchange Agreement with an independent third party to exchange 72,100 shares of Series C Preferred stock for Series D Preferred stock.  This exchange resulted in a deemed dividend of $386,250.

During 2015 the Board of Directors cancelled or redeemed 278,396 shares of its Series C Preferred shares. The Board cancelled 193,636 Series C shares that the Company had held in its possession for in excess of 5 years based upon the non-performance of certain agreements. The Board approved 84,760 shares that were bought back pursuant to certain Stock Purchase Agreements.

On January 21, 2016 the Board of Directors approved conversion of 41,565 shares of Series C Preferred for the issuance of 4,618,333 shares of common stock. The shares were converted at $0.045 based on the conversion provisions for the Convertible Series C Preferred Stock designation.

On March 8, 2016 a conversion earlier approved by the Board of Directors was carried out whereby 11,776 shares of Series C Preferred Stock were converted into 3,542,720 shares of Common Stock.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

On April 22, 2016 the Board of Directors approved the issuance of 1,595,474 shares of restricted common stock from the conversion of 25,133 shares of Series C Preferred Stock. The shares were converted at $0.07694 based on the conversion provisions for the Convertible Series C Preferred Stock designation.

The Company signed an agreement on April 26, 2016 with TCA to redeem 85,000 shares of its Series C preferred stock with a face value of $425,000. On July 13, 2016 the agreement was cancelled, the debt was rolled into an amended TCA note and the shares were returned to unissued.

On May 19, 2016 the Board of Directors approved the conversion of 169,600 shares of Series C Preferred shares into 6,523,074 shares of Common Stock. The shares were converted at $0.13 based on the conversion provisions of the Convertible Series C Preferred Stock designation.

On July 20, 2016 the Board of Directors approved the conversion of 33,164 shares of Series C Preferred Stock into 2,232,364 shares of Common Stock. The shares were converted at $0.07428 based on the conversion provisions of the Series C Preferred Stock.

On July 27, 2016 the Board of Directors approved the conversion of 50,000 shares of Series C Preferred Stock into 3,733,015 shares of Common Stock. The shares were converted at $0.06626 based on the conversion provisions of the Series C Preferred Stock.

On August 5, 2016 the Board of Directors approved the issuance of 40,000 shares of Series C Preferred Stock in exchange for a cash payment in the sum of $100,000.

On October 27, 2016 the Board of Directors approved the conversion of 10,000 shares of Series C Preferred Stock into 1,592,357 shares of Common Stock. The shares were converted at $0.03414 based on the conversion provisions of the Series C Preferred Stock.

Common Stock

As of December 2016, SAKL was authorized to issue 990,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2016 and 2015, the number of common shares issued and outstanding was 163,535,685 and 135,999,942, respectively. The common stock holds voting rights of one vote per share. It has no dividend or preemptive rights.

On February 8, 2016 the Board of Directors approved the issuance of 2.4 million shares of common stock to satisfy an obligation under a May 11, 2015 fee agreement with Meyers Associates L.P.

On February 17, 2016 the Board of Directors approved the issuance of 600,000 restricted shares of Common Stock to John E. Fry. Jr. as compensation for his services as a director of the Company.

On February 19, 2016, 900,000 shares of Common Stock were issued in satisfaction of Red Chip Companies, Inc. contract entered into on November 3, 2015.

On March 4, 2016 the Board of Directors approved the issuance of 83,333 restricted shares of Common Stock as provided for by the terms of a Promissory Note in the amount of $300,000 and which shares were provided as partial compensation for the granting of the loan that created the note.

On May 12, 2016 the Board of Directors approved the return to treasury of 3,800,000 shares of Common Stock held in the name of Richard Surber.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

On August 3, 2016, SAKL issued a $550,000 Convertible Promissory Note, with initial consideration of $240,000, to Tangiers Global, LLC ("Tangiers Note") that matures August 3, 2017. The Tangiers Note bears interest at a rate of 7% per annum and can be convertible into SAKL's common shares, at the holder's option, at the conversion rate of 70% of the market price (a 30% discount) of the lowest closing price of SAKL's common shares during the ten days prior to the date of the conversion.

On October 23, 2015, the Company issued 2,105,65 shares of its common stock to an individual in satisfaction of a promissory note dated June 28, 2011 in the amount of $33,690.

On November 3, 2015, the Company issued 900,000 shares of common stock to a corporation for investor relations services.

On December 4, 2015, the Company issued 52,569,350 shares of common stock to Richard Surber in satisfaction of debt owed to Mr. Surber as compensation.

On December 7, 2015 the Company sold 3,000,000 shares of common stock for $45,000.

Note 16 – Litigation

From time to time, we are involved in various disputes and litigation that arise in the ordinary course of business. If the potential loss from any claim or legal proceeding is considered probable and the amount or the range of loss can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation matters and may revise estimates.

While the outcome of disputes and litigation matters cannot be predicted with any certainty, management does not believe that the outcome of any current matters will have a material adverse effect on our consolidated financial position, liquidity or results of operations.  The following are claims and litigation of which the Company has received notification;

1.Kimberly S. Livingood and Husband, Kevin Livingood v Slide the City, LLC, Sack Lunch Productions, Inc. d/b/a Slide the City, LLC and Ride the Slide, LLC, Case No 16C760 In the Circuit Court of Hamilton County, State of Tennessee. Filed June 17, 2016, amount of damages sought are not specified.  This was an injury asserted to have been occurred at a franchised Slide the City event, insurance coverage for the event has been notified and is currently providing a defense for the named parties.  Sack Lunch believes itself to be an improper party to the case and has filed an answer through counsel to that effect.  Discovery related to the case is ongoing at this time.

2.Jennifer Kelly v. The Dirty Dash Productions Inc., unknown John Does, In the Superior Court of the State of Washington, in and For Thurston County, complaint served on Sack Lunch on January 9, 2017.  Copy of the complaint has been provided to the liability insurance carrier for Dirty Dash and Sack Lunch. Claim based upon personal injury to Ms. Kelly alleged to have occurred at a Dirty Dash event on June 25, 2016 in McCleary, Washington, the amount of damages are not specified.  Counsel for insurance carrier has filed a response and a counterclaim to the suit on behalf of Dirty Dash.

3.Midland IRA Inc., FBO Arthur Wulf Roth IRA v Sack Lunch Productions Inc. and Richard Surber, Case No. 2017-L-003022 in the Circuit Court of Cook County, Illinois, filed March 23, 2017, seeking damages of $217,559.68, plus additional interest, attorneys’ fees and costs, arising from the December 1, 2015 Promissory Note from Sack Lunch to Plaintiff in the

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

original amount of $300,000.  Sack Lunch has retained defense counsel to represent it in the matter and has removed the case to the U.S. District Court for the Northern District of Illinois.  Discussions to resolve the matter are taking place between the parties.  The note balance and accrued interest are recorded on the balance sheet. Additional fees and costs are not accrued as they are not estimable at this time.

4.Sack Lunch Productions Inc. v Scott Crandall and Matt Ward, Case No. 170903524 in the Third Judicial District Court of Salt Lake County, State of Utah, filed June 2, 2017 seeking damages under the Acquisition Agreement from August of 2015 for recovery of the debts or payables of Springbok that exceeded the amount of $2 million.  Defendants have not yet made appearances in the case.

5.Shannon Lynn Basa-Sabol and Stephen Sabol v. Slide the Paradise City, LLC, a Utah limited liability company, Ryan Johnson, Slide the City Productions Inc. a Utah corporation fdba Slide the City LLC, a Utah limited liability company, David Wulf, Case No GD-17-8306 in the Court of Common Pleas of Allegheny County, PA.  No service of the matter has been made and no details regarding this claim arising out of an event conducted by a franchisee of Slide the City in 2015 is known at this time.

6.Kane Consulting Inc. v Sack Lunch Productions Inc. Case No. 1784-00242 in the Justice Court of Utah, Salt Lake city Justice Court-Salt Lake County, filed May 3, 2017.  Suit seeks recover of $9,930 for security and medical coverage for events conducted by Sack Lunch’s subsidiaries, Color Me Rad and Slide the City during 2016.  A response is due on June 28, 2017 before the Justice Court.

Potential Causes of Action:

7.Wolfpack Event Services vs Slide the City, demand letter dated October 15, 2015 for $21,054.57 for breach of contract, agreement alleged for events during 2015 the company responded denying liability. No court action has been filed or subsequent demands for payment received.

8.Ashely Davis v Sack Lunch Productions Inc. A personal injury claim arising out of an injury alleged to have been suffered at a Lantern Fest event held on April 23, 2016 at the Colorado National Speedway when a sound tower provided by Electifying Events, a subcontractor of The Lantern Fest Productions, Inc. fell and struck the named person. The claim has been referred to the liability insurance carrier for the event.  The amount of damages and potential resolution of the claim are undetermined at this point in time.

9.Melodee Marcelle Stadler v Sack Lunch Productions, Inc. is a claim asserting injuries on June 4, 2016 at the franchised Slide the City event that took place in Davie, Florida on that date.  The amount or extents of injuries and/or damages are not yet specified.  The event was covered by a liability insurance policy which the franchisee had for the event.  Counsel for the franchisee is expected to reply and investigate the nature of the claim and provide a defense for all parties against whom liability are alleged.

10.Dorset Realty Group Canada v. City of Surrey and Color Me Rad.  Claim for the clean-up of a building located on the route of a Color Me Rad run that took place on May 23, 2015 in the City of Surrey, British Columbia, Canada.  Claim for $36,230.04 for costs to remove color that reached the building during or immediately following the event and is alleged to be the cost of removal.  Liability insurance coverage for the event has been notified of the claim and is still investigating and reviewing the claim at this time. A settlement agreement has been reached by the insurance company and the matter has been resolved.

11.Polly Crookston v. Slide the City c/o Sack Lunch Productions, notice of claim for personal injury accident on July 19, 2014 Slide the City event in Salt Lake City.  Insurance carrier has been notified, no pending litigation, no details on injury claims or amount.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

12.Eric Kirshenman v. Sack Lunch dba Dirty Dash LLC, notice of claim for personal injury accident June 25, 2016 at a Dirty Dash event. Insurance carrier has been notified, no pending litigation, no details on injury claims or amount.

13.Kathy Jo Pannkuk v Dirty Dash, notice of claim for personal injury accident June 25, 2016 at Dirty Dash event in McCleary, Washington.  Insurance carrier has been notified, no pending litigation, no details on injury claims or amount.

14.TCA Global Credit Master Fund, LP v Sack Lunch Productions Inc. On November 23, 2016 TCA gave Sack Lunch a Notice of Default that Sack Lunch is in default for 3 months payments that were due in accordance with the terms and provisions of the Senior Secured Credit Facility Agreement effective between the parties as of October 31, 2015.  Discussions to resolve the default are ongoing and TCA has agreed to extend any claim of default until June 30, 2017.

At the current time there are no other material pending legal proceedings to which SAKL or its subsidiaries are parties.

Note 17 – Concentration of Risk

Supplier Concentrations

For the years ended December 31, 2016 and 2015, the Company purchased a significant portion, approximately 95%, of its event merchandise from one supplier; Prodigy Promotions.  In addition, the Company purchases approximately 99% of its salon product and merchandise from Aveda Services.

Revenue Concentrations

The Company’s salon revenue is derived from three separate retail locations located within a 5 mile radius of each other in Salt Lake City, Utah.

Note 18 – Going Concern

SAKL’s consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As of December 31, 2016, SAKL had negative working capital of $6,350,886 and an accumulated deficit of $48,212,352.

Primarily, revenues have not been sufficient to cover SAKL’s operating costs. Management’s plans to enable SAKL to continue as a going concern include the following:

• Creating or acquiring new types of events for the events line of business;

• Increasing the number of event locations for existing events;

• Increase retail sales of Landis Salons, Inc.;

• Open new salon locations;

• Reduce expenses through consolidating or disposing of certain subsidiary companies; and,

• Raising capital through planned public and private offerings.

There can be no assurance that SAKL can or will be successful in implementing any of its plans or that it will be successful in enabling SAKL to continue as a going concern. SAKL’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 19 – Segment Reporting

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

The Company has three significant operating segments, action-oriented events (Events), health and beauty salons (Salons), film distribution, film production assistance and real estate rentals (Other). The Events segment is comprised of the branded events Slide the City, Color Me Rad, Lantern Fest, The Dirty Dash, and Trike Riot. The Salons segment is comprised of two Aveda Lifestyle salons and an Aveda retail store.  All assets are located in and all revenues are earned in the United States.

The following table identifies assets and profit/loss for the significant operating segments.

2016	Events	Salons	Other	Total

Total Assets	$ 2,571,524	$ 1,179,652	$ 1,710,793	$ 5,461,969

Revenue	$ 11,002,020	$ 3,389,810	$ 449,199	$ 14,841,029
Cost of Sales	(6,212,432)	(1,945,914)	(175,610)	(8,333,956)
General Costs and Depreciation	(5,726,370)	(1,482,431)	(1,123,358)	(8,282,130)
Other income and Expense	14,538	(259,925)	(1,166,629)	(1,412,016)
Segment Net income	$ (922,244)	$ (298,460)	$ (2,016,398)	$ (3,187,073)

2015	Events	Salons	Other	Total

Total Assets	$ 3,656,455	$ 654,409	$ 2,103,680	$ 6,414,544

Revenue	$ 7,159,716	$ 3,028,006	$ 284,365	$ 10,472,087
Cost of Sales	(3,810,557)	(1,655,219)	(221,557)	(5,687,333)
General Costs and Depreciation	(2,901,095)	(1,445,323)	(1,340,977)	(5,687,395)
Other income and Expense	(30,683)	(530,448)	(110,301)	(671,432)
Segment Net income	$ 417,381	$ (602,984)	$ (1,388,470)	$ (1,574,073)

Note 20 – Subsequent Events

SAKL has evaluated subsequent events through the date the financial statements were available to be issued.

On January 31, 2017, the board of directors approved the conversion of 6,000 shares of Series D preferred stock into 2,898,551 shares of common stock.

On February 13, 2017 the board of directors approved the debt purchase agreement between Mammoth Corporation and TCA Global Credit Master Fund, LP, whereby Mammoth will acquire $112,500 of the debt owed to TCA by SAKL.

On February 14, 2017, the board of directors approved the conversion of 16,000 shares of Series C preferred stock into 2,996,000 shares of common stock.

On February 24, 2017, the board of directors approved the conversion of 6,000 shares of Series D preferred stock into 3,278,689 shares of common stock.

On March 15, 2017 SAKL issued a nine month convertible promissory note for $57,500 including interest.

On March 21, 2017, the board of directors approved the conversion of 6,000 shares of Series D preferred stock into 7,500,000 shares of common stock.

On March 31, 2017 SAKL entered into a purchase agreement with an unrelated, 3rd party, for the sale of 100% of the issued and outstanding shares of common stock of Redline Entertainment, Inc. and WG Productions, Inc. for 50,000 shares of SAKL Series A preferred stock held by the buyer.

Sack Lunch Productions Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

On April 14, 2017 the Company entered into a Settlement Agreement and Release with John Malfatto and Martin Malfatto Squared Inc. wherein the parties agreed to terms that will end Malfatto’s current employment agreement with the Company and provide for the terms under which he will continue to provide services through the end of 2017.  Malfatto and Malfatto Squared will deliver to the Company 250,000 shares of Series B Preferred stock and 139,000 shares of Series A Preferred stock and return 13,142,337 shares of common stock to Richard Surber and Taylor Gourley.

On June 1, 2017, the board of directors approved the conversion of 6,100 shares of Series D preferred stock into 6,100,000 shares of common stock.

On June 1, 2017 the board of directors approved the debt purchase agreement between Mammoth Corporation and TCA Global Credit Master Fund, LP, whereby Mammoth will acquire $50,000 of the debt owed to TCA by SAKL.

Sack Lunch Productions, Inc. and Subsidiaries
Consolidated Balance Sheets
	March 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 403,250	$ 670,352
Restricted cash	-	262,996
Accounts receivable, net of allowance for doubtful accounts of $355,475 at March 31, 2017 and December 31, 2016	77,823	42,404
Inventory	1,133,455	1,016,661
Prepaid expenses	489,803	230,823
Other receivable	142,127
Total current assets	2,246,458	2,223,236

Note receivable	184,295	184,295
Property and equipment, net of accumulated depreciation of $1,888,098 and $1,864,966, respectively	1,757,351	2,048,343
Goodwill	139,755	139,755
Intangible assets, net of accumulated amortization of $185,614 and $157,707	818,759	846,666
Other assets	25,661	19,674
Total assets	$ 5,172,279	$ 5,461,969
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$ 2,069,483	$ 1,907,237
Accounts payable related party	209,736	215,437
Deferred revenue	1,500,999	289,466
Accrued expenses	971,513	1,634,876
Current portion of notes payable, net of debt discount of $77,436 and $95,368, respectively	731,582	970,406
Current portion of capital leases	26,956	26,134
Derivative liability	1,989,591	1,391,432
Convertible notes payable, net of debt discount of $128,847 and $133,870	2,391,188	2,045,431
Convertible notes payable, related party	59,394	59,394
Notes payable related party	34,309	34,309
Total current liabilities	9,984,751	8,574,122
Long-term liabilities
Notes payable	579,806	566,212
Capital leases	50,552	57,469
Total long-term liabilities	630,358	623,681
Total liabilities	10,615,109	9,197,803
Commitments and contingencies	-	-
Convertible preferred stock	8,380,084	8,921,709
Stockholders' deficit
Common stock, par value $0.0001; 990,000,000 shares authorized; 178,958,925 and 163,535,685 shares issued and outstanding, respectively	17,894	16,352
Additional paid-in capital	35,660,556	35,662,067
Accumulated deficit	(49,351,357)	(48,212,352)
Accumulated other comprehensive income	(760)	(760)
Total Sack Lunch Productions, Inc. and subsidiaries stockholders' deficit	(13,673,667)	(12,534,693)
Non-controlling interest	(149,247)	(122,850)
Total stockholders' deficit	(13,822,914)	(12,657,543)
Total liabilities and stockholders' deficit	$ 5,172,279	$ 5,461,969
The accompanying notes are an integral part of these unaudited consolidated financial statements.

Sack Lunch Productions, Inc. and Subsidiaries

Consolidated Statements of Operations
(Unaudited)
	Three Months Ended March 31,
	2017	2016
Revenue
Services	$ 952,507	$ 821,192
Products	193,354	246,325
Rental	11,070	13,628
Franchise Fees and Royalties	21,000	166,700
Other	53,638	49,358
Total revenue	1,231,569	1,297,203

Costs and Expenses
Cost of services	542,526	586,512
Cost of products	175,601	128,693
Cost of other revenues	30,959	14
Depreciation and amortization	128,827	124,067
Salaries and wages	481,034	604,557
General and administrative	928,321	933,502
Total operating expenses	2,287,268	2,377,345

Loss from operations	(1,055,699)	(1,080,142)
Other Income (Expense)
Interest income	3,043	1,574
Interest expense	(244,210)	(536,266)
Interest expense, related parties	(6,668)	(9,796)
Loss on derivative activity	(46,507)	(61,720)
Gain on disposal of property	24,291	-
Loss on settlement of debt	(649,788)	-
Gain on sale of subsidiaries	807,372	-
Other income	2,764	7,023
Loss on subsidiary stock subscription receivable	-	(33,380)
Total other expenses, net	(109,703)	(632,565)
Net loss before income taxes	(1,165,402)	(1,712,707)
Income taxes	-	-
Net loss before non-controlling interest	(1,165,402)	(1,712,707)
Net loss attributable to non-controlling interest	(26,397)	(50,900)
Net loss attributable to stockholders	$ (1,139,005)	$ (1,661,807)

Loss per common share, basic and diluted	$ (0.01)	$ (0.01)

Loss related to non-controlling interest, basic and diluted	$ (0.00)	$ (0.00)

Weighted average shares used to compute earnings per share, basic and diluted	167,928,673	142,604,303
The accompanying notes are an integral part of these unaudited consolidated financial statements.

Sack Lunch Productions, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Three Months Ended March 31,
	2017	2016

Cash flows from operating activities
Net loss	$ (1,165,402)	$ (1,712,707)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	128,827	124,067
Amortization of debt issuance costs	93,471	410,788
Loss on derivative liability fair value adjustment	46,327	61,720
Loss on extinguishment of debt	649,538	-
(Gain) on disposal of property	(24,291)	-
(Gain) on sale of subsidiaries	(807,372)	-
Stock issued for services	-	79,110
Changes in assets and liabilities:
Restricted cash	120,730	191,487
Accounts receivable	(35,419)	(29,853)
Inventories	(116,794)	(377,629)
Prepaid expenses	(258,980)	(236,960)
Other assets	(6,817)	152
Accounts payable and accrued liabilities	317,116	(555,875)
Accounts payable, related party	(5,702)	(6,694)
Notes receivable Short Term	-	(8,540)
Deferred revenue	1,211,533	2,267,318
Deferred rent expense	(3,654)	(2,159)
Net cash provided by operating activities	143,111	204,225

Cash flows from investing activities
Purchases of property, plant, & equipment	(6,308)	(99,830)
Proceeds from sale of property	78,546	-
Cash relinquished in disposal of subsidiaries	(220,178)	-
Net cash (used in) investing activities	(147,940)	(99,830)

Cash flows from financing activities
Payments made on capital leases	(6,095)	(4,054)
Payments made on notes payable	(256,178)	(192,754)
Payments made on convertible notes	-	(317,970)
Payments made on notes payable, related parties	-	(1,906)
Issuance of Preferred A shares in acquisition	-	(889)
Proceeds from issuance of notes payable	-	462,000
Net cash (used in) financing activities	(262,273)	(55,573)

Net change in cash	(267,102)	48,822
Cash at beginning of period	670,352	540,689
Cash at end of period	$ 403,250	$ 589,511

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$ 62,381	$ 82,997

Noncash investing and financing activities:
Preferred C shares cancelled and returned	$ -	$ 306
Conversion of preferred C shares to common shares	$ 300	$ 462
Conversion of convertible debt and interest to subsidiary common shares	$ -	$ 24,244
Conversion of derivative liability	$ -	$ 50,000
Common shares issued for settlement of accrued expenses	$ -	$ 54,000
Common shares issued for debt	$ -	$ 8
Convert preferred D shares to common	$ 1,368	$ -
Convertible notes payable issued for accounts payable	$ 50,000	$ -

Reversal of conversion of preferred C shares for common shares	$ 126	$ -
Other receivable from sale of property	$ 142,127	$ -

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTE 1 –  BASIS OF FINANCIAL STATEMENT PRESENTATION

Basis of Presentation

The consolidated financial statements include the accounts of Sack Lunch Productions, Inc. and its subsidiaries after elimination of intercompany accounts and transactions. SAKL’s controlling share of earnings or losses of subsidiaries is included in the consolidated operating results using the equity method of accounting.

SAKL consolidates entities under control and records a non-controlling interest for the portions not owned by SAKL. Control is determined, where applicable, by the sufficiency of equity invested and the rights of the equity holders, and by the ownership of a majority of the voting interests, with consideration given to the existence of approval or veto rights granted to the minority shareholder. If the minority shareholder holds substantive participating rights, it overcomes the presumption of control by the majority voting interest holder. In contrast, if the minority shareholder simply holds protective rights (such as consent rights over certain actions), it does not overcome the presumption of control by the majority voting interest holder.

These statements should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report for the year ended December 31, 2016. In particular, the Company’s significant accounting policies were presented as Note 2 to the consolidated financial statements in that Annual Report. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying condensed consolidated financial statements and consist of only normal recurring adjustments. The results of operations presented in the accompanying condensed consolidated financial statements for the three months ended March 31, 2017, are not necessarily indicative of the results that may be expected for the 12 months ending December 31, 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The consolidated financial statements are prepared in conformity with U.S. GAAP, which requires the use of estimates, judgments and assumptions that affect the amounts of assets and liabilities at the reporting date and the amounts of revenue and expenses in the periods presented. We believe that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Property and Equipment

Property and equipment are stated at cost. Expenditures that materially increase the life of the assets are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized at that time. All capital leases are added to the property and equipment and depreciated over the life of the assets. Depreciation is computed on the straight-line method over the following useful lives:

Buildings	27.5-39 years
Computer equipment and related software	3 years
Leasehold improvements	Shorter of the lease term or the estimated useful life
Furniture, equipment and fixtures	3-10 years
Vehicles	5 years

When commercial buildings are sold, the net depreciated basis is deducted from the net cash and other consideration received and the difference is reported as a net gain or loss.

The following is a summary of SAKL’s property and equipment by major category as of March 31, 2017:

		Accumulated
	Cost	Depreciation	Net

Computer equipment and related software	$ 133,016	$ 112,448	$ 20,568
Leasehold improvements	732,691	545,127	187,564
Furniture and fixtures	256,870	128,416	128,454
Leased equipment	76,298	73,136	3,162
Equipment	1,187,526	636,310	551,216
Vehicle	160,868	111,310	49,558
Building and Improvements	616,303	264,536	351,767
Land	456,723	-	456,723
Signage	25,154	16,815	8,339
Total	$ 3,645,449	$ 1,888,098	$ 1,757,351

The following is a summary of SAKL’s property and equipment by major category as of December 31, 2016:

		Accumulated
	Cost	Depreciation	Net

Computer equipment and related software	$ 130,870	$ 108,059	$ 22,811
Leasehold improvements	732,691	530,039	202,652
Furniture and fixtures	258,060	119,190	138,870
Leased equipment	76,298	69,321	6,977
Equipment	1,187,527	584,029	603,498
Vehicle	160,868	103,956	56,912
Building and Improvements	839,032	334,160	504,872
Land	502,809	-	502,809
Signage	25,154	16,212	8,942
Total	$ 3,913,309	$ 1,864,966	$ 2,048,343

Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

•	Level 1 – Quoted prices for identical instruments in active markets;
•

Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

	Total fair	Quoted prices	Significant other	Significant
	value at	in active	observable	unobservable
	March 31,	markets	inputs	inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)
Derivative liability (1)	$1,989,591	$ -	$ -	$1,989,591

	Total fair	Quoted prices	Significant other	Significant
	value at	in active	observable	unobservable
	December 31,	markets	inputs	Inputs
Description	2016	(Level)	(Level 2)	(Level)
Derivative liability (2)	$1,391,432	$ -	$ -	$1,391,432

Basic and Diluted Income (Loss) Per Common Share

SAKL computes net income (loss) per common share by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common and potentially dilutive shares during the specified period. The calculation of diluted net income (loss) per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce net loss per share. For the three months ended March 31, 2017, 540,492,910 shares were not included in the diluted net loss per share calculation as their effect would be anti-dilutive.

Deferred Revenue

Deferred revenue arises when customers pay for products and/or services in advance of revenue recognition. SAKL’s deferred revenue consists of unearned revenue associated with the purchase of gift certificates, event ticket sales, or franchise ownership sales for which revenue is recognized only when the service is performed, the product is delivered, the event takes place, or all training obligations have been satisfied.

As of March 31, 2017 and December 31, 2016 the classes of deferred revenue consisted of the following:

	March 31,	December 31,
	2017	2016
Event Ticket Sales	$ 1,425,535	$203,243
Gift Cards	75,464	86,223
Total Deferred Revenue	$ 1,500,999	$289,466

Advertising and Promotional Expense

SAKL expenses advertising costs the first time the advertising occurs. Advertising expense was $314,118 and $291,075 for the three months ended March 31, 2017 and 2016, respectively

Recent Accounting Pronouncements

Management believes the impact of recently issued standards and updates, which are not yet effective, will not have a material impact on SAKL's consolidated financial position, results of operations or cash flows upon adoption.

In January 2017 the FASB issued an ASU (Update 2017-04) amending the test for goodwill impairment. The new guidance simplifies the procedures for testing impairment of goodwill for publicly traded entities. The new guidance modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. The ASU is effective for reporting periods beginning after December 15, 2020 with early adoption permitted. We are currently evaluating the impact and expect the ASU will not have a material impact on our consolidated financial statements.

NOTE 3 – GOING CONCERN

SAKL’s consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As of March 31, 2017, SAKL had negative working capital of $7,738,293 and an accumulated deficit of $49,351,357.

Primarily, revenues have not been sufficient to cover SAKL’s operating costs. Management’s plans to enable SAKL to continue as a going concern include the following:

•Creating or acquiring new types of events for the events line of business;

•Increasing the number of event locations for existing events;

•Increase retail sales of Landis Salons, Inc.;

•Open new salon locations;

•Reduce expenses through consolidating or disposing of certain subsidiary companies; and,

•Raising capital through planned public and private offerings.

There can be no assurance that SAKL can or will be successful in implementing any of its plans or that it will be successful in enabling SAKL to continue as a going concern. SAKL’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – INVENTORY

SAKL’s event inventories consist of finished goods that include apparel and other branded merchandise which are sold to participants as part of their participation ticket price, as well as are sold as individual items.  Inventory is carried at the lower of cost or market.  SAKL’s salon inventories consist of finished good products that are held for resale at all locations or that are used for the services provided by the two salons.  Inventory is carried at the lower of cost or market.  As of March 31, 2017 and December 31, 2016 inventory by segment consisted of the following:

	March 31,	December 31,
	2017	2016
Event Inventory	$ 990,276	$ 863,871
Salon Inventory	143,179	152,790
Total Inventory	$ 1,133,455	$ 1,016,661

NOTE 5 – NOTES RECEIVABLE

SAKL has one note receivable from an LLC. It bears 5% interest and matures on 11/10/2018. The balance on March 31, 2017 and December 31, 2016 was $184,295.

NOTE 6 – DEBT

During the three months ended March 31, 2017 the Company entered into new notes payable.

(a) On January 5, 2017 the Company entered into a replacement convertible promissory note agreement with TCA which effectively extinguished the prior TCA note.  The extinguishment resulted in a loss on settlement of debt of $649,788.  The original TCA note was issued on October 1, 2015 for $1,800,000 at 12%, maturing on January 6, 2016. The original note had previously been modified for an additional borrowing, advisory fees owed and accrued interest totaling $2,176,285 at January 5, 2017.  On this date TCA bifurcated the note and sold a $112,000 piece, see (b) below.  The remainder became the TCA replacement note, maturing on June 13, 2017, bearing interest at 18% and is convertible upon the terms of conversion into SAKL’s common shares at a discount to market of 15%.

(b) On February 13, 2017, the Company entered into a convertible promissory note agreement with a corporation in the amount of $123,750. The loan includes 10% prepaid interest of $11,250, a default interest rate of 18.00% and matures on November 13, 2017. The note is convertible upon the terms of conversion into SAKL’s common shares at a discount to market of 50%.  This note replaces a portion of the TCA note purchased by the note holder from TCA.

(c) On March 15, 2017, the Company entered into a convertible promissory note agreement with a corporation in the amount of $57,500 including cash proceeds of $50,000 prepaid interest of $7,500, a default interest rate of 18% and matures on December 15, 2017.   The note is convertible upon the terms of conversion into SAKL’s common shares at a discount to market of 50%.

NOTE 7 – DERIVATIVE LIABILITY

The Company has convertible notes that could be considered derivatives or contain embedded features subject to derivative accounting.   We have estimated the fair value of these embedded derivatives for convertible debentures using a multinomial lattice model.  As of March 31, 2017 and December 31, 2016, the Company has a $1,989,591 and $1,391,432 derivative liability respectively, related to convertible notes payable.  For the three months ended March 31, 2017 and 2016 the Company recorded losses of $46,507 and $61,720 from derivative liability fair value adjustments, respectively

NOTE 8 – RELATED PARTY TRANSACTIONS

Accounts payable, related party, includes accounts payable and interest payable to Richard Surber, CEO, and entities or companies controlled by Mr. Surber.

Mr. Surber, a related party, is providing his personal guaranty for several lines of credit and credit cards that are being utilized by the Company and its operating subsidiaries. In addition to the above, Mr. Surber is a personal guarantor to notes payable by the Company with remaining principal balances of approximately $1,200,000. Subsequent to December 31, 2016, Mr. Surber continues to provide his personal guaranty for several lines of credit, credit cards, and loans that are being utilized by the Company and its subsidiaries. The total amount of these credit obligations could exceed the amount of $300,000 from time to time.

NOTE 9 – EQUITY

Preferred Stock

SAKL is authorized to issue 50,000,000 shares of preferred stock with a par value of $0.001 per share. The Preferred Stock can be issued in various series with varying dividend rates and preferences.

As of March 31, 2017 and December 31, 2016, the number of shares of Series A Convertible Preferred Stock issued and outstanding was 567,750 and 617,750, respectively. The Series A Preferred shares have voting rights equal to 100 shares of common stock for every 1 Series A Preferred share, and it may be converted into $10 worth of common stock. A total of 10,000,000 shares have been designated and authorized as Series A Preferred Stock.  (See Note 10 – Dispositions, Disposition of Subsidiaries, for a description of the decrease of 50,000 Series A Preferred shares during the three months ending March 31, 2017.)

As of March 31, 2017 and December 31, 2016, the number of shares of Series B Convertible Preferred Stock issued and outstanding was 15,000,000. The Series B preferred stock holds voting rights equal to 2,000 shares of common stock for each share of the Series B Preferred Stock issued. The shares can be converted into Common Stock at the rate of 1 share of Common Stock for every 10 shares of Series B Preferred Stock. A total of 20,000,000 shares have been designated and authorized as Series B Preferred Stock pursuant to a filing on September 7, 2016.

As of March 31, 2017 and December 31, 2016, the number of shares of Series C Preferred Stock issued and outstanding was 382,233 and 395,483, respectively. The Series C Preferred shares may be converted into $5.00 worth of common stock and are subject to redemption by SAKL upon a $5.00 cash payment. The Series C Preferred shares hold voting rights equal to 1 share of common stock for every 1 Series C Preferred share. A total of 5,000,000 shares have been designated and authorized as Series C Preferred Stock.

As of March 31, 2017 and December 31, 2016 the number of shares of Series D Preferred Stock issued and outstanding was 54,100 and 72,100, respectively.  The Series D Preferred shares may be converted into common stock at a 50% discount and are subject to redemption by SAKL in the amount of $5.00 per share, payable in cash or common stock of the Company.

All series of Preferred stock are reflected on the balance sheet as Mezzanine due to their convertible nature.

Common Stock

As of March 31, 2017, SAKL was authorized to issue 990 Million shares of common stock with a par value of $0.0001 per share. As of March 31, 2017 and December 31, 2016, the number of common shares issued and outstanding was 178,958,925 and 163,535,685, respectively. The common stock holds voting rights of one vote per share. It has no dividend or preemptive rights.

NOTE 10 - DISPOSITIONS

Dispositions of Subsidiaries

On March 31, 2017 SAKL entered into a purchase agreement with an unrelated, 3rd party, for the sale of 100% of the issued and outstanding shares of common stock of Redline Entertainment, Inc. and WG Productions, Inc. for 50,000 shares of SAKL Series A preferred stock held by the buyer. The 50,000 shares were cancelled.  The sale resulted in a gain on sale of subsidiaries of $807,372 and was calculated based on the fair value of the preferred shares on the date of sale and the book value of net assets sold.

Dispositions of Property

On March 16, 2017, our subsidiary Wasatch Capital Corporation sold a residential property with a book value of $195,078 for net cash proceeds of $78,546.  The transaction resulted in a net gain on disposal of property of $24,291.  Additionally, the property carried a mortgage of $142,127 which, according to the terms of the original (2008) real estate purchase agreement remained as an obligation to the seller of the property at that time.  The mortgage was paid off at closing with proceeds from the sale and Wasatch recorded an “Other Receivable” from the original seller for the $142,127.

NOTE 11 – CONTINGENCIES

The Company evaluates contingencies on an ongoing basis and establishes provisions for matters in which losses are probable and the amount of loss can be reasonably estimated, and is not currently a party to any legal proceedings that management believes could have a material adverse effect on our results of operations or that the outcome is estimable at this time.

NOTE 12 – LITIGATION

From time to time, we are involved in various disputes and litigation that arise in the ordinary course of business. If the potential loss from any claim or legal proceeding is considered probable and the amount or the range of loss can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation matters and may revise estimates.

While the outcome of disputes and litigation matters cannot be predicted with any certainty, management does not believe that the outcome of any current matters will have a material adverse effect on our consolidated financial position, liquidity or results of operations.  The following are claims and litigation of which the Company has received notification;

1.Kimberly S. Livingood and Husband, Kevin Livingood v Slide the City, LLC, Sack Lunch Productions, Inc. d/b/a Slide the City, LLC and Ride the Slide, LLC, Case No 16C760 In the Circuit Court of Hamilton County, State of Tennessee. Filed June 17, 2016, amount of damages sought are not specified.  This was an injury asserted to have been occurred at a franchised Slide the City event, insurance coverage for the event has been notified and is currently providing a defense for the named parties.  Sack Lunch believes itself to be an improper party to the case and has filed an answer through counsel to that effect.  Discovery related to the case is ongoing at this time.

2.Jennifer Kelly v. The Dirty Dash Productions Inc., unknown John Does, In the Superior Court of the State of Washington, in and For Thurston County, complaint served on Sack Lunch on January 9, 2017.  Copy of the complaint has been provided to the liability insurance carrier for

Dirty Dash and Sack Lunch. Claim based upon personal injury to Ms. Kelly alleged to have occurred at a Dirty Dash event on June 25, 2016 in McCleary, Washington, the amount of damages are not specified.  Counsel for insurance carrier has filed a response and a counterclaim to the suit on behalf of Dirty Dash.

3.Midland IRA Inc., FBO Arthur Wulf Roth IRA v Sack Lunch Productions Inc. and Richard Surber, Case No. 2017-L-003022 in the Circuit Court of Cook County, Illinois, filed March 23, 2017, seeking damages of $217,559.68, plus additional interest, attorneys’ fees and costs, arising from the December 1, 2015 Promissory Note from Sack Lunch to Plaintiff in the original amount of $300,000.  Sack Lunch has settled the matter and the litigation has been dismissed with prejudice.

4.Sack Lunch Productions Inc. v Scott Crandall and Matt Ward, Case No. 170903524 in the Third Judicial District Court of Salt Lake County, State of Utah, filed June 2, 2017 seeking damages under the Acquisition Agreement from August of 2015 for recovery of the debts or payables of Springbok that exceeded the amount of $2 million.  Defendants have not yet made appearances in the case.

5.Shannon Lynn Basa-Sabol and Stephen Sabol v. Slide the Paradise City, LLC, a Utah limited liability company, Ryan Johnson, Slide the City Productions Inc. a Utah corporation fdba Slide the City LLC, a Utah limited liability company, David Wulf, Case No GD-17-8306 in the Court of Common Pleas of Allegheny County, PA.  No service of the matter has been made and no details regarding this claim arising out of an event conducted by a franchisee of Slide the City in 2015 is known at this time.

6.Kane Consulting Inc. v Sack Lunch Productions Inc. Case No. 1784-00242 in the Justice Court of Utah, Salt Lake city Justice Court-Salt Lake County, filed May 3, 2017.  Suit seeks recover of $9,930 for security and medical coverage for events conducted by Sack Lunch’s subsidiaries, Color Me Rad and Slide the City during 2016.  A response is due on June 28, 2017 before the Justice Court.

7.TCA Global Credit Master Fund, L.P. vs Sack Lunch Productions, Green Endeavors, Inc., Landis Salons, Inc., Landis Salons II, Inc., Diversified Managements Services, Inc., Wasatch Capital Corporation, Downtown Development Corporation, WG Productions Company, Landis Experience Center, LLC, Redline Entertainment, Inc., Springbok Holdings, LLC, Color Me Rad, LLC, The Dirty Dash, LLC, Springbok Franchising LLC, and Springbok Management, LLC, Case CACE-17-011661 Division 12, in the Circuit Court of the 17th Judicial Circuit In and For Broward County, Florida. The suit seeks recovery for payments that were due in accordance with the terms and provisions of the Senior Secured Credit Facility Agreement effective between the parties as of October 31, 2015.  Defendants have not yet filed responses to the complaint and discussions to resolve the matter are ongoing.

Potential Causes of Action:

8.Wolfpack Event Services vs Slide the City, demand letter dated October 15, 2015 for $21,054.57 for breach of contract, agreement alleged for events during 2015 the company responded denying liability. No court action has been filed or subsequent demands for payment received.

9.Ashely Davis v Sack Lunch Productions Inc. A personal injury claim arising out of an injury alleged to have been suffered at a Lantern Fest event held on April 23, 2016 at the Colorado National Speedway when a sound tower provided by Electifying Events, a subcontractor of The Lantern Fest Productions, Inc. fell and struck the named person. The claim has been referred to the liability insurance carrier for the event.  The amount of damages and potential resolution of the claim are undetermined at this point in time.

10.Melodee Marcelle Stadler v Sack Lunch Productions, Inc. is a claim asserting injuries on June 4, 2016 at the franchised Slide the City event that took place in Davie, Florida on that date.

The amount or extents of injuries and/or damages are not yet specified.  The event was covered by a liability insurance policy which the franchisee had for the event.  Counsel for the franchisee is expected to reply and investigate the nature of the claim and provide a defense for all parties against whom liability are alleged.

11.Dorset Realty Group Canada v. City of Surrey and Color Me Rad.  Claim for the clean-up of a building located on the route of a Color Me Rad run that took place on May 23, 2015 in the City of Surrey, British Columbia, Canada.  Claim for $36,230.04 for costs to remove color that reached the building during or immediately following the event and is alleged to be the cost of removal.  Liability insurance coverage for the event has been notified of the claim and is still investigating and reviewing the claim at this time. A settlement agreement has been reached by the insurance company and the matter has been resolved.

12.Polly Crookston v. Slide the City c/o Sack Lunch Productions, notice of claim for personal injury accident on July 19, 2014 Slide the City event in Salt Lake City.  Insurance carrier has been notified, no pending litigation, no details on injury claims or amount.

13.Eric Kirshenman v. Sack Lunch dba Dirty Dash LLC, notice of claim for personal injury accident June 25, 2016 at a Dirty Dash event. Insurance carrier has been notified, no pending litigation, no details on injury claims or amount.

14.Kathy Jo Pannkuk v Dirty Dash, notice of claim for personal injury accident June 25, 2016 at Dirty Dash event in McCleary, Washington.  Insurance carrier has been notified, no pending litigation, no details on injury claims or amount.

At the current time there are no other material pending legal proceedings to which SAKL or its subsidiaries are parties.

NOTE 13 – CONCENTRATION OF RISK

Supplier Concentrations

For the three months ended March 31, 2017 and year ended December 31, 2016, the Company purchased a significant portion, approximately 95%, of its event merchandise from one supplier; Prodigy Promotions.  In addition, the Company purchases approximately 99% of its salon product and merchandise from Aveda Services.

Revenue Concentrations

The Company’s outdoor event business tickets are sold online throughout the year.  The revenue from these ticket sales are recognized when the event takes place, primarily during the second and third quarters of the year.

The Company’s salon revenue is derived from three separate retail locations located within a 5 mile radius of each other in Salt Lake City, Utah.

NOTE 14 – SEGMENT REPORTING

The Company has two significant operating segments, action-oriented events (Events) and health and beauty salons (Salons).  The Events segment is comprised of Slide the City Productions, Inc., Color Me Rad Productions, Inc., Lantern Fest Productions, Inc., Dirty Dash Productions, Inc. and Trike Riot. The Salons segment is comprised of two Aveda Lifestyle salons and an Aveda retail store.

The following tables identify assets and profit/loss for the significant operating segments.

As of March 31, and for the three months ended March 31, 2017

	Events	Salons	Other	Total

Total Assets	$ 3,322,226	$ 845,820	$ 862,106	$ 5,030,152

Revenue	322,338	844,523	64,708	1,231,569
Cost of Sales	(232,504)	(485,623)	(30,959)	(749,086)
General Costs and Depreciation	(621,940)	(523,876)	(392,366)	(1,538,182)
Other Income and Expense	(42,236)	21,559	(231,153)	(251,830)
Segment Net loss	$ (574,342)	$ (143,417)	$ (589,770)	$ (1,307,529)

As of December 31, 2016 and for the three months ended march 31, 2016

	Events	Salons	Other	Total

Total Assets	$ 2,571,524	$ 1,179,652	$ 1,710,793	$ 5,461,969

Revenue	442,709	791,508	62,986	1,297,203
Cost of Sales	(237,550)	(446,747)	(30,922)	(715,219)
General Costs and Depreciation	(1,181,807)	(349,436)	(130,883)	(1,662,126)
Other Income and Expense	(8,593)	(103,064)	(520,928)	(632,565)
Segment Net loss	$ (985,241)	$ (107,739)	$ (619,727)	$ (1,712,707)

NOTE 15 – SUBSEQUENT EVENTS

SAKL has evaluated subsequent events through August 1, 2017, which is the date the financial statements were issued.

On April 25, 2017 the Company entered into a Settlement Agreement and Release with John Malfatto and Martin Malfatto Squared Inc. wherein the parties agreed to terms that will end Malfatto’s current employment agreement with the Company and provide for the terms under which he will continue to provide services through the end of 2017.  Malfatto and Malfatto Squared will deliver to the Company 250,000 shares of Series B Preferred stock and 139,000 shares of Series A Preferred stock and return 13,142,337 shares of common stock to Richard Surber and Taylor Gourley.

On June 1, 2017, the board of directors approved the conversion of 6,100 shares of Series D preferred stock into 6,100,000 shares of common stock.

On June 1, 2017 the board of directors approved the debt purchase agreement between Mammoth Corporation and TCA Global Credit Master Fund, LP, whereby Mammoth will acquire $50,000 of the debt owed to TCA by SAKL.

On June 21, 2017, the board of directors approved the conversion of 22,000 shares of Series C preferred stock into 9,166,667 shares of common stock based upon the terms of conversion.

In the above transactions, the Board of Directors relied upon Rule 506 of the Securities Act of 1933 in originally issuing the convertible notes or preferred stock and in the subsequent issuances resulting from conversions of the notes and preferred securities into common stock were done pursuant to Rule 4(2) of the Securities Act of 1933.

On July 10, 2017 the Company received notice of the June 16, 2017 compliant filed by TCA Global Credit Master Fund, L.P. against Sack Lunch Productions and its subsidiaries. The suit seeks recovery for payments that were due in accordance with the terms and provisions of the Senior Secured Credit Facility Agreement effective between the parties as of October 31, 2015.  We have not yet filed a response to the complaint and discussions to resolve the matter are ongoing.

On July 24, 2017 the Board of Directors approved the filing of a Certificate of Designation for the Series E Convertible Preferred Stock comprising 5,000,000 shares with a par value of $0.001, an original price of $5.00 per share and subject to the terms of conversion at 80% of the market price.

PART III - EXHIBITS

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation
3.2	Bylaws
3.3	Certificate of Determination – Series A Preferred Stock
3.4	Certificate of Determination – Series B Preferred Stock
3.5	Certificate of Determination – Series C Preferred Stock
3.6	Certificate of Determination – Series D Preferred Stock
3.7	Certificate of Determination – Series E Preferred Stock
3.8	Amendment to the Certificate of Determination – Series A Preferred Stock
3.9	Amendment to the Certificate of Determination – Series C Preferred Stock
4.1	Subscription Agreement
6.1	Settlement Agreement and Release by and between the Company and John Malfatto, dated April 14, 2017.
6.2	Purchase Agreement by and between the Company and David Wulf, dated March 31, 2017.
6.3	Employment Agreement between the Company and Richard Surber
6.4	Employment Agreement between the Company and David Wulf
6.5	Employment Agreement between the Company and Taylor R. Gourley
6.6	Compensation Settlement Agreement with Richard Surber
6.7	TCA Credit Agreement
6.8	Springbok Acquisition Agreement
11.1	Consent of Auditors
12.1	Legal Opinion
13.1	Testing the Waters Materials

SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A, and hereby has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah on [•], 2017.

SACK LUNCH PRODUCTIONS, INC.

By:	/s/ Richard Surber
Richard Surber
Chairman and Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Richard Surber
Richard Surber
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Richard Surber	Chairman and Chief Executive Officer	August 2, 2017
Richard Surber

/s Scott Coffman	Director	August 2, 2017
Scott Coffman

/s/ Gerald Einhorn	Director	August 2, 2017
Gerald Einhorn